

04042407

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

SEC MAIL RECEIVED PROCESSING
SEP 0 8 2004
WASH D.C. 152 SECTION

Nomura Asset Acceptance Corporation
Exact Name of Registrant as Specified in Charter

0000888874
Registrant CIK Number

Form 8-K, August 24, 2004, Series 2004-AR2
Electronic Report, Schedule or Registration
Statement of Which the Documents Are a Part
(give period of report)

333-109614
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED

SEP 0 9 2004

THOMSON
FINANCIAL



[TPW: NYLEGAL:262615.1] 17718-00059 08/30/2004 12:06 PM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

NOMURA ASSET ACCEPTANCE
CORPORATION

By:_____

Name:_____Matt Bromberg_____

Title:_____Secretary_____

Dated: August 30, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Preliminary Collateral Term Sheet	P*

---

* The Preliminary Structural and Collateral Term Sheet has been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Nomura Asset Acceptance Corporation
Mortgage Pass-Through Certificates,
Series 2004-AR2

$289 Million (+/- 15%)
(Approximate)

Computational Materials
August 24, 2004

NOMURA

Information Statement

The attached tables, together with the summary information presented herein (the "**Computational Materials**") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you by Nomura Securities International, Inc. ("**NSI**") and not by Nomura Asset Acceptance Corporation (together with any of its other affiliates, "**NAAC**"). NAAC has not prepared, reviewed or taken part in the preparation of these materials and makes no representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the final prospectus and prospectus supplement (collectively, the "**Final Offering Documents**") for Nomura Asset Acceptance Corporation, Mortgage Pass-Through Certificates, Series 2004-AR2 (the "**Securities**") and by any other information subsequently filed with the Securities and Exchange Commission. Although a registration statement (including the prospectus) relating to the Certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the Certificates discussed in this communication has not been filed with the Securities and Exchange Commission.

Any investment decision should be based only on the data in the Final Offering Documents. The information herein is being provided for informational use solely in connection with the consideration of the purchase of the Securities. Its use for any other purpose is not authorized. It may not be copied or reproduced, in whole or in part, nor may it be provided or distributed nor any of its contents disclosed to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

The information set forth in these Computational Materials, including the collateral tables which follow may be based only on a statistical sample of Mortgage Loans (the "**Statistical Pool**") expected to be included in the trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in the Statistical Pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the "**Final Pool**"). The Statistical Pool may not necessarily represent a statistically relevant sample, notwithstanding any contrary references herein. Furthermore, it is expected that the Statistical Pool will be larger than the Final Pool, and the aggregate principal balances of the Mortgage Loans in the Final Pool will be reduced from the Statistical Pool as described in these Computational Materials. Although NSI believes the information with respect to the Statistical Pool will be representative of the Final Pool (except with respect to aggregate principal balance of the Mortgage Loans, as described above), the collateral characteristics of the Final Pool may nonetheless vary from the collateral characteristics of the Statistical Pool.

The Final Offering Documents discussed in this communication will be filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the Securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The Final Offering Documents may be obtained by contacting your NSI account representative.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

An investor or potential investor in the Securities (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

STRUCTURAL SUMMARY

Structure Overview								
Class	Initial Principal Balance [1]	Type	Initial Pass-Through Rate (%)	CPR (%)	WAL (years)	Principal Window (months)	W.A. MTR	Expected Rating (S&P/Moody's) [2]
I-A	$68,677,000	Variable [3]	3.832	20	3.70 [4]	1-118[4]	5	AAA/Aaa
II-A	$80,769,000	Floating [5]	1.995	25	2.86 [4]	1-93[4]	29	AAA/Aaa
III-A-1	$110,000,000	Floating [5]	1.985	25	2.86 [4]	1-93[4]	32	AAA/Aaa
III-A-2	$115,751,000	Floating [5]	1.985	25	2.86 [4]	1-93[4]	32	AAA/Aaa
M-1	$15,173,000	Floating [5]	2.215	25	5.14 [4]	37-93[4]	26	[AA/Aa2]
M-2	$6,271,000	Floating [5]	2.915	25	5.13 [4]	37-93[4]	26	[A+/A1]
M-3	$7,889,840	Floating [5]	3.365	25	4.70 [4]	37-93[4]	26	[A-/A3]
X	N/A		N/A	N/A	N/A	N/A	N/A	N/A
P	N/A		N/A	N/A	N/A	N/A	N/A	N/A
R	N/A		N/A	N/A	N/A	N/A	N/A	N/A
TOTAL	$404,610,840							

Nomura offers the Class III-A-2, Class X, Class P and Class R Certificates are not being offered hereby. Any information with regard to said classes is only provided to enhance the understanding of the Offered Certificates.

(1) Approximate. Subject to a permitted variance of plus or minus 15%.
(2) Final class sizes and ratings may vary and will be contingent on the Final Pool, excess spread and other structural attributes.
(3) The initial pass-through rate on the Class I-A Certificates is expected to be approximately 3.832% per annum. After the first Distribution Date, the per annum pass-through rate on these certificates will equal the weighted average of the net mortgage rates of the Group I Mortgage Loans minus [1.05]% per annum (30/360, 24 day delay).
(4) Run to the 10% optional termination.
(5) The pass-through rate for each of the Group II, Group III and Subordinate Certificates for each Distribution Date is a per annum rate equal to the least of (i) the sum of one-month LIBOR for that Distribution Date plus the related certificate margin, (ii) the applicable Net Funds Cap and (iii) the related hard cap (actual/360 accrual basis, 0 day delay). The certificate margins and hard caps for the Group II, Group III and Subordinate Certificates are as follows:

Class	Certificate Margin		Hard Cap
	(A)	(B)	
II-A	0.38%	0.76%	11.00%
III-A-1	0.37%	0.74%	11.00%
III-A-2	0.37%	0.74%	11.25%
M-1	0.60%	1.10%	11.00%
M-2	1.30%	1.80%	11.00%
M-3	1.75%	2.25%	11.00%

(A) On or prior to the first possible optional termination date.

(B) After the first possible optional termination date.

COLLATERAL SUMMARY

The mortgage pool consists of one- to four-family adjustable-rate residential mortgage loans secured by first liens (the "Mortgage Loans"). The Mortgage Loans are expected to have an aggregate principal balance as of the Cut-off Date (as defined herein) of approximately $404,610,840 (the "Cut-off Date Principal Balance"). Generally, after the initial fixed-rate period, the interest rate and monthly payment for the Mortgage Loans adjust semi-annually or annually based on an index plus a margin. The mortgage pool consists of three groups of Mortgage Loans. Group I is generally comprised of Mortgage Loans with an initial fixed rate period of six months, one year or two years, Group II is generally comprised of Mortgage Loans with an initial fixed rate period of two years, three years or five years, and Group III is generally comprised of Mortgage Loans with an initial fixed rate period of one year, two years, three years or five years.

The collateral information contained herein reflects the anticipated September 1, 2004 scheduled balances and is indicative only. It is anticipated that the aggregate mortgage loan principal balance as of the Closing Date will be less than that shown below. For further collateral information, see "Collateral Details" on page 23.

Characteristics of the Mortgage Loans				
	Group I	Group II	Group III	Groups I-III
Current Mortgage Rate*	5.132%	6.530%	6.497%	6.254%
Current Net Mortgage Rate*	4.882%	6.280%	6.247%	6.004%
Cut-off Date Mortgage Loan Principal Balance	$74,045,686.15	$87,081,309.18	$243,483,844.48	$404,610,839.81
Cut-off Date Average Mortgage Loan Principal Balance	$241,191.16	$394,033.07	$189,334.25	$223,048.97
Original Term (months)*	360	360	360	360
Months Since Origination*	2	2	2	2
Stated Remaining Term (months)*	358	358	358	358
Mortgage Loans with Interest Only Terms	73.49%	59.26%	52.38%	57.72%
Mortgage Loans with Prepay Penalty Terms	64.91%	40.45%	41.16%	45.36%
Credit Score**	695	683	689	689
Original Loan-to-Value Ratio*	79.02%	78.17%	78.78%	78.69%
Original Loan-to-Value Ratio Over 80% Without MI*	2.30%	12.43%	0.00%	3.10%
Documentation Type - Full / Alternative	26.34%	11.84%	22.35%	20.82%
Loan Purpose - Purchase / Rate-Term	84.75%	79.80%	89.38%	86.47%
Occupancy Type - Primary / Second Home	85.48%	86.61%	72.73%	78.05%
Property Type - Single Family Residence / PUD	86.26%	80.13%	64.20%	71.66%
California Concentration	41.49%	15.98%	15.06%	20.09%
Months to Next Rate Adjustment*	5	29	32	26
First Periodic Rate Cap**	5.439%	3.673%	3.790%	3.969%
Subsequent Periodic Rate Cap**	5.147%	1.079%	1.027%	1.553%
Lifetime Rate Cap*	6.820%	5.376%	5.196%	5.532%
Gross Margin*	3.376%	3.423%	3.321%	3.353%
Minimum Mortgage Rate*	3.376%	3.439%	3.349%	3.374%
Maximum Mortgage Rate*	11.952%	11.906%	11.693%	11.786%

* Weighted Average

** Non Zero Weighted Average

     36.29% of the Group I Mortgage Loans do not have first periodic rate caps or subsequent peroiodic rate caps.

TRANSACTION SUMMARY

Title of Series:	Nomura Asset Acceptance Corporation, Alternative Loan Trust, Series 2004-AR2
Cut-off Date:	September 1, 2004
Closing Date:	On or about September 29, 2004
Investor Settlement Date:	On or about September 30, 2004
Depositor:	Nomura Asset Acceptance Corporation
Underwriter:	Nomura Securities International, Inc.
Seller:	Nomura Credit & Capital, Inc.
Servicer:	Initially, GMAC Mortgage Corporation.
	The Seller, as owner of the Mortgage Loans to be sold to the trust fund, will retain certain rights relating to the servicing of the Mortgage Loans, including the right to terminate and replace GMAC Mortgage Corporation at any time, without cause, or hire a special servicer as further specified in the pooling and servicing agreement.
Trustee/Custodian:	JPMorgan Chase Bank
Type of Offering:	The Offered Certificates will be offered from time to time in negotiated transactions or otherwise at varying prices to be determined at the time of sale.
Form of Registration:	The trust will issue the Offered Certificates initially in book-entry form through DTC, Clearstream Luxembourg and Euroclear.
Minimum Denomination:	For each class of Offered Certificate, $25,000 and multiples of $1 in excess thereof.
Record Date:	For each class of Offered Certificates (other than the Class I-A Certificates) and for any Distribution Date, the business day preceding the applicable Distribution Date so long as such certificates remain in book-entry form; otherwise the record date shall be the same as for the Class I-A Certificates. For the Class I-A Certificates and for any Distribution Date, the last business day of the month preceding the month in which such Distribution Date occurs.
Distribution Date:	The 25th day of each calendar month beginning in October 2004, or if such day is not a business day, then the following business day.
Last Scheduled Distribution Date:	The Distribution Date in September 2034 will be the last scheduled Distribution Date for the Offered Certificates. It is possible that the certificate principal balance of any class of Offered Certificates may not be fully paid or reduced to zero by said date.
Certificate Designations:	Class I-A Certificates (the **"Group I Certificates"**)
	Class II-A Certificates (the **"Group II Certificates"**)
	Class III-A-1 and Class III-A-2 Certificates (the **"Group III Certificates"**; and together with the Group I and Group II Certificates, the **"Senior Certificates"**)
	Class M-1, Class M-2 and Class M-3 Certificates (the **"Subordinate Certificates"**)
	Class X Certificates
	Class P Certificates
	Class R Certificates
	Only the Group I, Group II, Class III-A-1 and Subordinate Certificates are being offered hereby (together, the **"Offered Certificates"**).

Private Certificates:	The Class III-A-2, Class X, Class P and Class R Certificates are not being offered hereby. Any information with regard to said classes is only provided to enhance the understanding of the Offered Certificates.
Prepayment Period:	With respect to any Distribution Date, the immediately preceding calendar month.
Accrual Periods:	The accrual period for any class of Offered Certificates (other than the Class I-A Certificates) and any Distribution Date will be the period commencing on the immediately preceding Distribution Date (or, with respect to the first accrual period, the Closing Date) and ending on the day immediately preceding the related Distribution Date. Calculations of interest on such certificates will be based on a 360-day year and the actual number of days elapsed during the related accrual period.
	The accrual period for the Class I-A Certificates and any Distribution Date will be the calendar month immediately preceding the calendar month in which the Distribution Date occurs. Calculations of interest on such certificates will be based on a 360-day year that consists of twelve 30-day months.
Optional Termination:	At its option, the Depositor may purchase all but not less than all of the Mortgage Loans (and all properties acquired by the trust in respect of the Mortgage Loans) in the trust fund and thereby effect early retirement of the Offered Certificates and the Class III-A-2 Certificates if on such Distribution Date the aggregate stated principal balance of the Mortgage Loans (and all properties acquired by the trust in respect of the Mortgage Loans) has been reduced to less than or equal to 10% of the aggregate stated principal balance of the Mortgage Loans as of the Cut-off Date.
Taxation – REMIC:	For federal income tax purposes, the trust will comprise multiple real estate mortgage investment conduits (each a **"REMIC"**), organized in a tiered REMIC structure. The Offered Certificates and the Class III-A-2 Certificates (exclusive of any right to receive payments in respect of any Basis Risk Shortfall) and the Class X and Class P Certificates will represent beneficial ownership of "regular interests" in the related REMIC.
	The Class R Certificates will represent the beneficial ownership of "residual interests" in the related REMIC.
	Certain classes of Offered Certificates may be issued with original issue discount for federal income tax purposes.
SMMEA Eligibility:	The Offered Certificates, other than the Class M-2 and Class M-3 Certificates, and the Class III-A-2 Certificates will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984 (**"SMMEA"**).
ERISA Considerations:	The Offered Certificates are expected to be ERISA eligible.
Ratings:	The Offered Certificates are expected to be rated by Moody's Investors Service, Inc. (**"Moody's"**) and/or Standard & Poor's Ratings Services (**"S&P"**), with the ratings indicated in the table on page 3.

CREDIT ENHANCEMENT

Overcollateralization

The Group I, Group II and Group III Mortgage Loans bear interest each month in an amount that in the aggregate is expected to exceed the amount needed to pay monthly interest on the Certificates and certain related trust expenses. This excess interest will be applied to pay principal on the Certificates entitled to principal in order to create and maintain the required level of overcollateralization. This overcollateralization will be available to absorb losses on the Group I, Group II and Group III Mortgage Loans. The required level of overcollateralization may increase or decrease over time. We cannot assure you that sufficient interest will be generated by the Group I, Group II and Group III Mortgage Loans to create and maintain the required level of overcollateralization or to absorb losses on the Group I, Group II and Group III Mortgage Loans.

Overcollateralization amount

For any Distribution Date, overcollateralization will be equal to the amount, if any, by which (x) the aggregate loan balance of the Group I, Group II and Group III Mortgage Loans as of the last day of the related due period exceeds (y) the aggregate certificate principal balance of the Certificates after giving effect to payments on such Distribution Date.

Initial overcollateralization amount

As of the Closing Date, the overcollateralization amount will be equal to approximately [0.00]% of the aggregate loan balance of the Group I, Group II and Group III Mortgage Loans as of the Cut-off Date.

Targeted overcollateralization amount

With respect to any Distribution Date prior to the stepdown date, approximately [0.75]% of the aggregate loan balance of the Group I, Group II and Group III Mortgage Loans as of the Cut-off Date. With respect to any Distribution Date on or after the stepdown date and with respect to which a trigger event is not in effect, the greater of (a) [1.50]% of the aggregate loan balance of the Group I, Group II and Group III Mortgage Loans as of the last day of the related due period, or (b) [0.50]% of the aggregate loan balance of the Group I, Group II and Group III Mortgage Loans as of the Cut-off Date. With respect to any Distribution Date on or after the stepdown date with respect to which a trigger event is in effect and is continuing, the targeted overcollateralization amount for the Distribution Date immediately preceding such Distribution Date.

Stepdown date

The earlier of (i) the first Distribution Date following the Distribution Date on which the certificate principal balances of the Senior Certificates have been reduced to zero and (ii) the later to occur of (a) the Distribution Date in October 2007, and (b) the first Distribution Date on which the senior enhancement percentage is greater than or equal to approximately [16.00]%.

Credit enhancement percentage

Initial Expected Credit Enhancement Percentages				
Class	Percent	Approximate Expected Initial Credit Enhancement* (%)	Approximate Expected Initial Target Credit Enhancement* (%)	Approximate Expected Target Credit Enhancement** (%)
A	[92.75]	[7.25]	[8.00]	[16.00]
M-1	[3.75]	[3.50]	[4.25]	[8.50]
M-2	[1.55]	[1.95]	[2.70]	[5.40]
M-3	[1.95]	[0.00]	[0.75]	[1.50]

* Prior to the stepdown date, based on aggregate loan balance as of the Cut-off Date.

**After the stepdown date, based on aggregate loan balance as of such date of determination.

NOTE: Final class sizes and credit enhancement levels are subject to change based on final rating agency requirements.

Trigger event

A trigger event will occur for any Distribution Date if either (i) the average of the delinquency rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months as of the last day of the related due period equals or exceeds [48.00]% of the senior enhancement percentage for such Distribution Date or (ii) the cumulative realized losses as a percentage of the aggregate loan balance on the closing date for such Distribution Date is greater than the percentage set forth below:

Trigger Event	
Range of Distribution Dates	Cumulative Loss Percentage
October 2007 - September 2008	[TBD]
October 2008 - September 2009	[TBD]
October 2009 - September 2010	[TBD]
October 2010 - September 2011	[TBD]
October 2011 and thereafter	[TBD]

Delinquency rate

With respect to any calendar month, the fraction, expressed as a percentage, the numerator of which is the aggregate loan balance of the Group I, Group II and Group III Mortgage Loans 60 or more days delinquent (including all foreclosures and REO properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance of the Group I, Group II and Group III Mortgage Loans as of the close of business on the last day of such month.

Subordination

The Group I, Group II and Group III Certificates will have a payment priority over the Subordinate Certificates. Each class of Subordinate Certificate will be subordinate to each other class of Subordinate Certificate with a lower numerical designation. Losses on the Group I, Group II and Group III Mortgage Loans will first reduce the available excess interest and then reduce the overcollateralization amount. If there is no overcollateralization at that time, losses on the Group I, Group II and Group III Mortgage Loans will be allocated to the Subordinate Certificates, in the reverse order of their priority of payment, until the certificate principal balance of each class of Subordinate Certificates has been reduced to zero.

Cross-collateralization

In certain limited circumstances, principal and interest collected from any of the Group I, Group II and Group III Mortgage Loans may be used to pay principal or interest, or both, to the Senior Certificates unrelated to that loan group.

DISTRIBUTIONS

The following terms are given the meanings shown below to help describe the cashflows on the Certificates:

Basis Risk Shortfall —With respect to the Group II, Group III and Subordinate Certificates and any Distribution Date, the sum of (1) the excess, if any, of the related Current Interest calculated on the basis of the least of (x) one-month LIBOR plus the applicable certificate margin, (y) the Maximum Interest Rate and (z) the applicable hard cap over the related Current Interest (as it may have been limited by the applicable Net Funds Cap) for the applicable Distribution Date; (2) any amount described in clause (1) remaining unpaid from prior Distribution Dates; and (3) interest on the amount in clause (2) for the related interest accrual period calculated on the basis of the least of (x) one-month LIBOR plus the applicable certificate margin, (y) the maximum interest rate and (z) the applicable hard cap.

Carryforward Interest—With respect to the Group I, Group II, Group III and Subordinate Certificates and any Distribution Date, the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such class for the immediately preceding Distribution Date; and (B) any unpaid Carryforward Interest for such class from previous Distribution Dates exceeds (y) the amount paid in respect of interest on such class on the immediately preceding Distribution Date; and (2) interest on such amount for the related accrual period at the applicable pass-through rate.

Current Interest—With respect to the Group I, Group II, Group III and Subordinate Certificates and any Distribution Date, the amount of interest accruing at the applicable pass-through rate on the related certificate principal balance during the related accrual period; provided, that as to each class of Certificates the Current Interest will be reduced by a pro rata portion of any net interest shortfalls to the extent not covered by excess interest.

Maximum Interest Rate—With respect to any Distribution Date and the Group II and Group III Certificates, an annual rate equal to the weighted average of the maximum mortgage rates of the Mortgage Loans in the related loan group as stated in the related mortgage notes minus the weighted average expense fee rate of the Mortgage Loans in the related loan group. For any Distribution Date and the Subordinate Certificates, an annual rate equal to the weighted average of the maximum mortgage rates of the Mortgage Loans as stated in the related mortgage notes minus the weighted average expense fee rate of the Mortgage Loans.

Net Funds Cap—With respect to the Group II Certificates and any Distribution Date, (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the related optimal interest remittance amount for such Distribution Date and (2) 12, and the denominator of which is the aggregate loan balance of the Mortgage Loans in the related loan group for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the immediately preceding interest accrual period.

With respect to the Group III Certificates and any Distribution Date, (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the related optimal interest remittance amount for such Distribution Date and (2) 12, and the denominator of which is the aggregate loan balance of the Mortgage Loans in the related loan group for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the immediately preceding interest accrual period.

With respect to the Subordinate Certificates and any Distribution Date, (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the related optimal interest remittance amount for such Distribution Date and (2) 12, and the denominator of which is the aggregate loan balance of the Mortgage Loans in the related loan group for the immediately preceding Distribution Date, weighted, in each case, on the basis of the aggregate loan balance of the Mortgage Loans in the related loan group less the principal balance of the related Senior Certificates, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the immediately preceding interest accrual period.

Interest remittance amount

For any Distribution Date and the related loan group, generally the sum of (i) scheduled interest payments (other than payaheads) and advances on the Mortgage Loans in the related loan group for the related due period, the interest portion of payaheads previously received and intended for application in the related due period and the interest portion of all payoffs (net of payoff interest for such Distribution Date) and curtailments received on the Mortgage Loans during the related prepayment period, less (x) the applicable expense fees with respect to such Mortgage Loans and (y) unreimbursed advances and other amounts due to the Servicer and the Trustee with respect to such Mortgage Loans, to the extent allocable to interest, (ii) compensating interest, (iii) the portion of any substitution adjustment amount and purchase price paid with respect to such Mortgage Loans during the related due period, in each case allocable to interest and amounts paid in connection with an optional termination, up to the amount of the interest portion of the par value for the related loan group and (iv) net liquidation proceeds and subsequent recoveries (net of unreimbursed advances, servicing advances and other expenses, to the extent allocable to interest, and unpaid expense fees) collected with respect to the Mortgage Loans in the related loan group during the related due period, to the extent allocable to interest.

Optimal Interest Remittance Amount

For any Distribution Date, the Optional Interest Remittance Amount will be equal to the excess of (i) the product of (1) (x) the weighted average net mortgage rates of the Group I, Group II and Group III Mortgage Loans as of the first day of the related due period divided by (y) 12 and (2) the aggregate loan balance for the immediately preceding Distribution Date, over (ii) any expenses that reduce the interest remittance amount that did not arise as a result of a default or delinquency of the Group I, Group II and Group III Mortgage Loans or were not taken into account in computing the expense fee rate.

Distributions of interest

The pass-through rates for the Group I, Group II, Group III and Subordinate Certificates are described on page 3 of this document.

With respect to the Group II, Group III and Subordinate Certificates, one-month LIBOR shall be determined by the Trustee on the second LIBOR business day preceding the commencement of each interest accrual period except with respect to the first interest accrual period for which the Underwriter will determine one-month LIBOR on or about September 24, 2004.

The amount of interest payable on each Distribution Date in respect of each class of the Group I, Group II, Group III and Subordinate Certificates will equal the sum of (1) Current Interest for such class on such Distribution Date and (2) any Carryforward Interest for such class and such Distribution Date.

With respect to each Distribution Date, to the extent that a Basis Risk Shortfall (described above) exists for any class of Group II, Group III and Subordinate Certificates, such class will be entitled to the amount of such Basis Risk Shortfall as described under "Distribution of monthly excess cashflow" below and from available amounts on deposit in a reserve fund (the "**Basis Risk Reserve Fund**"). The source of funds on deposit in the Basis Risk Reserve Fund will be limited to an initial deposit of $5,000, amounts that would otherwise be paid on the Class X Certificates.

On each Distribution Date, the interest remittance amount for such Distribution Date will be paid in the following order of priority:

(1)   from the interest remittance amount for Group I, Group II and Group III, to the Senior Certificates, pro rata based on amounts due, Current Interest and Carryforward Interest for Class I-A, Class II-A, Class III-A-1 and Class III-A-2 and such Distribution Date, provided that (a) amounts distributed to the Class I-A Certificates will reduce the interest remittance amount for Group I before any reduction to the interest remittance amount for Group II and Group III in respect of such distribution, (b) amounts distributed to the Class II-A Certificates will reduce the interest remittance amount for Group II before any reduction to the interest remittance amount for Group I or Group III in respect of such distribution, and (c) amounts distributed to the Class III-A-1 and Class III-A-2 Certificates will reduce the interest remittance amount, pro rata based on amounts due, for Group III before any reduction to the interest remittance amount for Group I or Group II in respect of such distribution;

(2)   first, from the interest remittance amount for Group III, then from the interest remittance amount for Group II, and then from the interest remittance amount for Group I, to the Class M-1 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(3)   first, from the interest remittance amount for Group III, then from the interest remittance amount for Group II, and then from the interest remittance amount for Group I, to the Class M-2 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(4)   first, from the interest remittance amount for Group III, then from the interest remittance amount for Group II, and then from the interest remittance amount for Group I, to the Class M-3 Certificates, Current Interest and any Carryforward Interest for such class and such Distribution Date;

(5)   for application as part of monthly excess cashflow for such Distribution Date, as described below, any interest remittance amount remaining after application pursuant to clauses (1) through (4) above (such amount, **"Monthly Excess Interest"**) for such Distribution Date.

Principal remittance amount

For any Distribution Date, the sum of (i) the scheduled principal payments on the Mortgage Loans due during the related due period, whether or not received on or prior to the related determination date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment as required by the pooling and servicing agreement) during the related prepayment period; (iii) the principal portion of all other unscheduled collections (other than payaheads), including insurance proceeds, condemnation proceeds, liquidation proceeds, subsequent recoveries and all full and partial principal prepayments, received during the related prepayment period, to the extent applied as recoveries of principal on the Mortgage Loans; and (iv) the principal portion of payaheads previously received on the Mortgage Loans and intended for application in the related due period.

Overcollateralization release amount

For any Distribution Date will be equal to the lesser of (x) the principal remittance amount for such Distribution Date and (y) the amount, if any, by which (1) the overcollateralization amount for such date, calculated for this purpose on the basis of the assumption that 100% of the aggregate of the principal remittance amount for such date is applied on such Distribution Date in reduction of the aggregate of the certificate principal balance of the Certificates, exceeds (2) the targeted overcollateralization amount for such Distribution Date.

Group I allocation amount

For any Distribution Date, the product of the senior principal payment amount for that Distribution Date and a fraction the numerator of which is the principal remittance amount derived from Group I and the denominator of which is the principal remittance amount, in each case for that Distribution Date.

Group II allocation amount

For any Distribution Date, the product of the senior principal payment amount for that Distribution Date and a fraction the numerator of which is the principal remittance amount derived from Group II and the denominator of which is the principal remittance amount, in each case for that Distribution Date.

Group III allocation amount

For any Distribution Date, the product of the senior principal payment amount for that Distribution Date and a fraction the numerator of which is the principal remittance amount derived from Group III and the denominator of which is the principal remittance amount, in each case for that Distribution Date.

Principal payment amount

For any Distribution Date will be equal to the principal remittance amount for such Distribution Date minus the overcollateralization release amount, if any, for such Distribution Date.

Senior principal payment amount

For any Distribution Date on or after the stepdown date and as long as a trigger event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the aggregate certificate principal balance of the Senior Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [84.00]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-1 principal payment amount

For any Distribution Date on or after the stepdown date and as long as a trigger event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-1 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [91.50]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-2 principal payment amount

For any Distribution Date on or after the stepdown date and as long as a trigger event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates and the Class M-1 Certificates, in each case, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-2 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [94.60]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Class M-3 principal payment amount

For any Distribution Date on or after the stepdown date and as long as a trigger event is not in effect with respect to such Distribution Date, will be the amount, if any, by which (x) the sum of (i) the aggregate certificate principal balance of the Senior Certificates, the Class M-1 Certificates and the Class M-2 Certificates, in each case, after giving effect to payments on such Distribution Date and (ii) the certificate principal balance of the Class M-3 Certificates immediately prior to such Distribution Date exceeds (y) the lesser of (A) the product of (i) approximately [98.50]% and (ii) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period and (B) the amount, if any, by which (i) the aggregate loan balance of the Mortgage Loans for such Distribution Date as of the last day of the related due period exceeds (ii) [0.50]% of the aggregate loan balance of the Mortgage Loans as of the Cut-off Date.

Distributions of principal

The principal payment amount will be paid on each Distribution Date as follows:

    (1)   On each Distribution Date (a) prior to the stepdown date or (b) with respect to which a trigger event is in effect, the principal payment amount will be paid in the following order of priority:

        A)   i.   from the principal remittance amount for Group I, to the Class I-A Certificates until its

certificate principal balance has been reduced to zero;

   ii.   from the principal remittance amount for Group II, to the Class II-A Certificates until its certificate principal balance has been reduced to zero; and

   iii.   from the principal remittance amount for Group III, to the Class III-A-1 and Class III-A-2 Certificates, pro rata, until their certificate principal balances have been reduced to zero;

B)   i.   from the principal remittance amount for Group I remaining after the certificate principal balance of the Class I-A Certificates has been reduced to zero, to the Class II-A, Class III-A-1 and Class III-A-2 Certificates, on a pro rata basis based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero;

   ii.   from the principal remittance amount for Group II remaining after the certificate principal balance of the Class II-A Certificates has been reduced to zero, to the Class I-A, Class III-A-1 and Class III-A-2 Certificates, on a pro rata basis based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero; and

   iii.   from the principal remittance amount for Group III remaining after the certificate principal balances of the Class III-A-1 and Class III-A-2 Certificates have been reduced to zero, to the Class I-A and Class II-A Certificates, on a pro rata basis based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero;

C)   to the Class M-1 Certificates, until its certificate principal balance has been reduced to zero;

D)   to the Class M-2 Certificates, until its certificate principal balance has been reduced to zero;

E)   to the Class M-3 Certificates, until its certificate principal balance has been reduced to zero; and

F)   for application as part of monthly excess cashflow for such Distribution Date, as described below, any such principal payment amount remaining after application pursuant to clauses (A) through (E) above.

(2)   On each Distribution Date (a) on or after the stepdown date and (b) with respect to which a trigger event is not in effect, the principal payment amount will be paid in the following order of priority:

A)   i.   from the principal remittance amount for Group I, the Group I allocation amount to the Class I-A Certificates until its certificate principal balance has been reduced to zero;

   ii.   from the principal remittance amount for Group II, the Group II allocation amount to the Class II-A Certificates until its certificate principal balance has been reduced to zero; and

   iii.   from the principal remittance amount for Group III, the Group III allocation amount to the Class III-A-1 and Class III-A-2 Certificates, pro rata, until their certificate principal balances have been reduced to zero;

B)   i.   from the Group I allocation amount remaining after the certificate principal balance of the Class I-A Certificates has been reduced to zero, to the Class II-A, Class III-A-1 and Class III-A-2 Certificates, pro rata, based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero;

    ii.   from the Group II allocation amount remaining after the certificate principal balance of the Class II-A Certificates has been reduced to zero, to the Class I-A, Class III-A-1 and Class III-A-2 Certificates, on a pro rata basis based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero; and

    iii.   from the Group III allocation amount remaining after the certificate principal balances of the Class III-A-1 and Class III-A-2 Certificates have been reduced to zero, to the Class I-A and Class II-A Certificates, on a pro rata basis based on their respective certificate principal balances remaining after payments pursuant to clause (A) above, until the certificate principal balance of each such class has been reduced to zero;

    C)   to the Class M-1 Certificates, the Class M-1 principal payment amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

    D)   to the Class M-2 Certificates, the Class M-2 principal payment amount for such Distribution Date, until its certificate principal balance has been reduced to zero;

    E)   to the Class M-3 Certificates, the Class M-3 principal payment amount for such Distribution Date, until its certificate principal balance has been reduced to zero; and

    F)   for application as part of monthly excess cashflow for such Distribution Date, as described below, any such principal payment amount remaining after application pursuant to clauses (A) through (E) above.

Group I excess interest amount

For any Distribution Date, the product of the amount of monthly excess interest required to be distributed on that Distribution Date to reach the required level of overcollateralization and a fraction the numerator of which is the principal remittance amount derived from Group I and the denominator of which is the principal remittance amount for Group I, Group II and Group III, in each case for that Distribution Date.

Group II excess interest amount

For any Distribution Date, the product of the amount of monthly excess interest required to be distributed on that Distribution Date to reach the required level of overcollateralization and a fraction the numerator of which is the principal remittance amount derived from Group II and the denominator of which is the principal remittance amount for Group I, Group II and Group III, in each case for that Distribution Date.

Group III excess interest amount

For any Distribution Date, the product of the amount of monthly excess interest required to be distributed on that Distribution Date to reach the required level of overcollateralization and a fraction the numerator of which is the principal remittance amount derived from Group III and the denominator of which is the principal remittance amount for Group I, Group II and Group III, in each case for that Distribution Date.

Distribution of monthly excess cashflow

On each Distribution Date, monthly excess cashflow will be distributed in the following order of priority:

    (1)   A)   until the aggregate certificate principal balance of the Certificates equals the aggregate loan balance of the Mortgage Loans for such Distribution Date minus the targeted overcollateralization amount for such Distribution Date, on each Distribution Date (a) prior to the stepdown date or (b) with respect to which a trigger event is in effect, to the extent of monthly excess interest for such

Distribution Date, to the Certificates, in the following order of priority:

i.   (a) the Group I excess interest amount in the following order of priority: (x) first, to the Class I-A Certificates, until its certificate principal balance is reduced to zero; and then (y) concurrently, to (1) the Class II-A Certificates, (2) the Class III-A-1 Certificates and (3) the Class III-A-2 Certificates, on a pro rata basis based on their respective certificate principal balances, until their respective certificate principal balances have been reduced to zero;

(b) the Group II excess interest amount in the following order of priority: (x) first, to the Class II-A Certificates until its certificate principal balance is reduced to zero; and then (y) concurrently, to (1) the Class I-A Certificates (2) the Class III-A-1 Certificates and (3) the Class III-A-2 Certificates, on a pro rata basis based on their respective certificate principal balances, until their respective certificate principal balances have been reduced to zero;

(c) the Group III excess interest amount in the following order of priority: (x) first, to the Class III-A-1 and Class III-A-2 Certificates on a pro rata basis based on their respective certificate principal balances, until their respective principal balances are reduced to zero; and then (y) concurrently, to (1) the Class I-A Certificates and (2) the Class II-A Certificates, on a pro rata basis based on their respective certificate principal balances, until their respective certificate principal balances have been reduced to zero;

ii.   to the Class M-1 Certificates, until its certificate principal balance has been reduced to zero;

iii.   to the Class M-2 Certificates, until its certificate principal balance has been reduced to zero; and

iv.   to the Class M-3 Certificates, until its certificate principal balance has been reduced to zero; and

B)   on each Distribution Date on or after the stepdown date and with respect to which a trigger event is not in effect, to fund any principal distributions required to be made on such Distribution Date as set forth above, after giving effect to the distribution of the principal payment amount for such date, in accordance with the priorities set forth above;

(2)   to the Class M-1 Certificates, any deferred amount for such class;

(3)   to the Class M-2 Certificates, any deferred amount for such class;

(4)   to the Class M-3 Certificates, any deferred amount for such class;

(5)   to the Class II-A, Class III-A-1 and Class III-A-2 Certificates, concurrently, any Basis Risk Shortfall for each such class, on a pro rata basis based on the entitlement of each such class;

(6)   to the Class M-1 Certificates, any Basis Risk Shortfall for such class;

(7)   to the Class M-2 Certificates, any Basis Risk Shortfall for such class;

(8)   to the Class M-3 Certificates, any Basis Risk Shortfall for such class;

(9)   to the Basis Risk Reserve Fund, any amounts required pursuant to the pooling and servicing agreement to be deposited therein;

(10)   to the Class X Certificates, the amount distributable thereon pursuant to the pooling and servicing agreement; and

(11)   to the Class R Certificates, any remaining amount, as appropriate. It is not anticipated that any amounts will be distributed to the Class R Certificates under this clause (11).

Distributions pursuant to subparagraphs (5) through (8) on any Distribution Date will be made after giving effect to any withdrawals from the Basis Risk Reserve Fund on such date to pay Basis Risk Shortfalls.

PRICE/YIELD TABLES*

Class I-A Certificates - Run to 10% call

Initial Coupon: 3.832%

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
101-06	3.707	3.647	3.605	3.561	3.493	3.446	3.371	3.233	3.081	2.707
101-14	3.648	3.578	3.529	3.479	3.399	3.345	3.256	3.096	2.919	2.483
101-22	3.590	3.510	3.454	3.397	3.305	3.243	3.143	2.960	2.757	2.260
101-30	3.533	3.442	3.380	3.315	3.212	3.142	3.030	2.824	2.597	2.038
102-06	3.475	3.375	3.305	3.233	3.120	3.042	2.917	2.689	2.437	1.817
102-14	3.418	3.308	3.231	3.152	3.027	2.942	2.805	2.554	2.278	1.598
102-22	3.361	3.241	3.158	3.071	2.936	2.843	2.693	2.421	2.119	1.379
102-30	3.304	3.174	3.084	2.991	2.844	2.744	2.582	2.288	1.962	1.162
103-06	3.248	3.108	3.011	2.911	2.753	2.646	2.472	2.155	1.805	0.945
103-14	3.191	3.042	2.939	2.832	2.663	2.548	2.362	2.023	1.649	0.730
103-22	3.135	2.977	2.866	2.752	2.573	2.450	2.252	1.892	1.494	0.516
103-30	3.080	2.911	2.794	2.674	2.483	2.353	2.143	1.761	1.340	0.303
104-06	3.024	2.846	2.723	2.595	2.394	2.256	2.035	1.631	1.186	0.091
104-14	2.969	2.782	2.651	2.517	2.305	2.160	1.927	1.502	1.033	-0.120
104-22	2.914	2.717	2.580	2.439	2.216	2.064	1.819	1.373	0.881	-0.330
104-30	2.859	2.653	2.510	2.362	2.128	1.969	1.712	1.245	0.729	-0.539
105-06	2.805	2.589	2.439	2.285	2.041	1.874	1.606	1.118	0.579	-0.747
WAL	4.97	4.13	3.70	3.34	2.89	2.65	2.33	1.92	1.60	1.14
Principal Window	Oct04 - Aug17	Oct04 - Aug15	Oct04 - Jul14	Oct04 - Aug13	Oct04 - Jun12	Oct04 - Nov11	Oct04 - Jan11	Oct04 - Dec09	Oct04 - Mar09	Oct04 - Jan08

Class I-A Certificates - Run to maturity

Initial Coupon: 3.832%

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
101-06	3.724	3.670	3.632	3.592	3.531	3.488	3.420	3.296	3.156	2.803
101-14	3.669	3.605	3.561	3.515	3.443	3.393	3.314	3.170	3.007	2.596
101-22	3.614	3.541	3.491	3.438	3.356	3.299	3.209	3.044	2.859	2.389
101-30	3.559	3.477	3.421	3.362	3.270	3.205	3.104	2.919	2.711	2.184
102-06	3.504	3.414	3.351	3.286	3.184	3.112	3.000	2.795	2.564	1.980
102-14	3.450	3.351	3.282	3.210	3.098	3.020	2.896	2.671	2.418	1.777
102-22	3.396	3.288	3.213	3.135	3.013	2.928	2.793	2.549	2.273	1.575
102-30	3.342	3.226	3.144	3.060	2.928	2.836	2.690	2.426	2.128	1.375
103-06	3.289	3.163	3.076	2.986	2.844	2.745	2.589	2.305	1.985	1.175
103-14	3.236	3.102	3.008	2.912	2.760	2.654	2.487	2.184	1.842	0.977
103-22	3.183	3.040	2.941	2.838	2.677	2.564	2.386	2.064	1.700	0.780
103-30	3.130	2.979	2.874	2.765	2.594	2.474	2.286	1.944	1.559	0.584
104-06	3.078	2.918	2.807	2.692	2.511	2.385	2.186	1.825	1.418	0.389
104-14	3.026	2.857	2.740	2.619	2.429	2.296	2.087	1.707	1.279	0.195
104-22	2.974	2.797	2.674	2.547	2.347	2.208	1.988	1.589	1.140	0.002
104-30	2.922	2.737	2.608	2.475	2.266	2.120	1.890	1.472	1.002	-0.189
105-06	2.871	2.677	2.543	2.404	2.185	2.033	1.792	1.356	0.864	-0.380
WAL	5.38	4.50	4.04	3.65	3.17	2.90	2.56	2.11	1.76	1.24
Principal Window	Oct04 - Nov29	Oct04 - Apr27	Oct04 - Jul25	Oct04 - Dec23	Oct04 - Oct21	Oct04 - Jul20	Oct04 - Nov18	Oct04 - Aug16	Oct04 - Nov14	Oct04 - Apr12

*LIBOR_1MO	1.615
LIBOR_6MO	1.950
LIBOR_1YR	2.266

DISCOUNT MARGIN TABLES*

Class II-A Certificates - Run to 10% call

Price 100-00	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
	38.0	38.0	38.0	38.0	38.0	38.0	38.0	38.0	38.0	38.0

| WAL Principal Window | 4.84 Oct04 - Aug17 | 4.05 Oct04 - Aug15 | 3.64 Oct04 - Jul14 | 3.29 Oct04 - Aug13 | 2.86 Oct04 - Jun12 | 2.63 Oct04 - Nov11 | 2.32 Oct04 - Jan11 | 1.91 Oct04 - Dec09 | 1.60 Oct04 - Mar09 | 1.14 Oct04 - Jan08 |

Class II-A Certificates - Run to maturity

Price 100-00	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
	40.1	40.3	40.4	40.5	40.7	40.7	40.8	41.0	41.0	40.7

| WAL Principal Window | 5.21 Oct04 - Oct29 | 4.38 Oct04 - Mar27 | 3.95 Oct04 - Jul25 | 3.58 Oct04 - Dec23 | 3.12 Oct04 - Oct21 | 2.86 Oct04 - Jul20 | 2.53 Oct04 - Nov18 | 2.09 Oct04 - Aug16 | 1.75 Oct04 - Nov14 | 1.23 Oct04 - Apr12 |

Class III-A-1 Certificates - Run to 10% call

Price 100-00	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
	37.0	37.0	37.0	37.0	37.0	37.0	37.0	37.0	37.0	37.0

| WAL Principal Window | 4.85 Oct04 - Aug17 | 4.06 Oct04 - Aug15 | 3.64 Oct04 - Jul14 | 3.29 Oct04 - Aug13 | 2.86 Oct04 - Jun12 | 2.63 Oct04 - Nov11 | 2.32 Oct04 - Jan11 | 1.91 Oct04 - Dec09 | 1.60 Oct04 - Mar09 | 1.14 Oct04 - Jan08 |

Class III-A-1 Certificates - Run to maturity

Price 100-00	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
	39.1	39.3	39.4	39.5	39.6	39.6	39.8	39.9	39.9	39.7

| WAL Principal Window | 5.22 Oct04 - Oct29 | 4.39 Oct04 - Feb27 | 3.95 Oct04 - Jun25 | 3.58 Oct04 - Nov23 | 3.12 Oct04 - Sep21 | 2.86 Oct04 - Jun20 | 2.53 Oct04 - Oct18 | 2.09 Oct04 - Aug16 | 1.75 Oct04 - Nov14 | 1.23 Oct04 - Mar12 |

Class M-1 Certificates - Run to 10% call

Price 100-00	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
	60.0	60.0	60.0	60.0	60.0	60.0	60.0	60.0	60.0	60.0

| WAL Principal Window | 8.55 Oct08 - Aug17 | 7.16 Feb08 - Aug15 | 6.43 Oct07 - Jul14 | 5.83 Oct07 - Aug13 | 5.14 Oct07 - Jun12 | 4.80 Nov07 - Nov11 | 4.38 Nov07 - Jan11 | 3.93 Dec07 - Dec09 | 3.71 Jan08 - Mar09 | 3.32 Jan08 - Jan08 |

Class M-1 Certificates - Run to maturity

Price 100-00	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
	62.5	62.7	62.8	62.9	63.0	63.0	63.0	62.9	62.6	67.4

| WAL Principal Window | 9.11 Oct08 - Feb23 | 7.66 Feb08 - Jul20 | 6.89 Oct07 - Jan19 | 6.25 Oct07 - Oct17 | 5.52 Oct07 - Mar16 | 5.14 Nov07 - Apr15 | 4.69 Nov07 - Feb14 | 4.20 Dec07 - Aug12 | 3.93 Jan08 - May11 | 3.93 Mar08 - Sep09 |

*LIBOR_1MO	1.615
LIBOR_6MO	1.950
LIBOR_1YR	2.266

DISCOUNT MARGIN TABLES* (continued)

Class M-2 Certificates - Run to 10% call

Price 100-00	15 CPR 130.0	18 CPR 130.0	20 CPR 130.0	22 CPR 130.0	25 CPR 130.0	27 CPR 130.0	30 CPR 130.0	35 CPR 130.0	40 CPR 130.0	50 CPR 130.0

WAL Principal Window	8.55 Oct08 - Aug17	7.17 Feb08 - Aug15	6.43 Oct07 - Jul14	5.83 Oct07 - Aug13	5.13 Oct07 - Jun12	4.77 Oct07 - Nov11	4.35 Oct07 - Jan11	3.86 Nov07 - Dec09	3.58 Nov07 - Mar09	3.32 Jan08 - Jan08

Class M-2 Certificates - Run to maturity

Price 100-00	15 CPR 131.1	18 CPR 131.2	20 CPR 131.3	22 CPR 131.4	25 CPR 131.5	27 CPR 131.4	30 CPR 131.4	35 CPR 131.4	40 CPR 131.2	50 CPR 131.9

WAL Principal Window	8.82 Oct08 - Mar20	7.40 Feb08 - Nov17	6.65 Oct07 - Aug16	6.03 Oct07 - Jul15	5.31 Oct07 - Mar14	4.93 Oct07 - Jun13	4.50 Oct07 - Jun12	3.99 Nov07 - Mar11	3.68 Nov07 - Mar10	3.46 Jan08 - Oct08

Class M-3 Certificates - Run to 10% call

Price 100-00	15 CPR 175.0	18 CPR 175.0	20 CPR 175.0	22 CPR 175.0	25 CPR 175.0	27 CPR 175.0	30 CPR 175.0	35 CPR 175.0	40 CPR 175.0	50 CPR 175.0

WAL Principal Window	7.87 Oct08 - Aug17	6.57 Feb08 - Aug15	5.90 Oct07 - Jul14	5.34 Oct07 - Aug13	4.70 Oct07 - Jun12	4.37 Oct07 - Nov11	3.98 Oct07 - Jan11	3.55 Oct07 - Dec09	3.31 Oct07 - Mar09	3.18 Oct07 - Jan08

Class M-3 Certificates - Run to maturity

Price 100-00	15 CPR 175.0	18 CPR 175.0	20 CPR 175.0	22 CPR 175.0	25 CPR 175.0	27 CPR 175.0	30 CPR 175.0	35 CPR 175.0	40 CPR 175.0	50 CPR 175.0

WAL Principal Window	7.87 Oct08 - Dec17	6.58 Feb08 - Dec15	5.90 Oct07 - Nov14	5.34 Oct07 - Nov13	4.70 Oct07 - Sep12	4.37 Oct07 - Jan12	3.98 Oct07 - Mar11	3.55 Oct07 - Feb10	3.31 Oct07 - May09	3.18 Oct07 - Feb08

*LIBOR_1MO   1.615
LIBOR_6MO   1.950
LIBOR_1YR   2.266

NET FUNDS CAP *

Group II Net Funds Cap (applicable to the Group II Certificates)

Period	Distribution Date	Day Count	Net Funds Cap 30/360 (%)	Net Funds Cap Act/360** (%)	Period	Distribution Date	Day Count	Net Funds Cap 30/360 (%)	Net Funds Cap Act/360** (%)
1	25-Oct-04	25	6.28	7.54	37	25-Oct-07	30	10.43	10.43
2	25-Nov-04	31	6.28	6.08	38	25-Nov-07	31	10.45	10.12
3	25-Dec-04	30	6.28	6.28	39	25-Dec-07	30	10.47	10.47
4	25-Jan-05	31	6.28	6.08	40	25-Jan-08	31	10.51	10.17
5	25-Feb-05	31	6.28	6.08	41	25-Feb-08	31	10.74	10.39
6	25-Mar-05	28	6.28	6.73	42	25-Mar-08	29	10.77	11.14
7	25-Apr-05	31	6.28	6.08	43	25-Apr-08	31	10.77	10.42
8	25-May-05	30	6.28	6.28	44	25-May-08	30	10.80	10.80
9	25-Jun-05	31	6.28	6.08	45	25-Jun-08	31	10.81	10.46
10	25-Jul-05	30	6.28	6.28	46	25-Jul-08	30	10.84	10.84
11	25-Aug-05	31	6.28	6.08	47	25-Aug-08	31	10.92	10.56
12	25-Sep-05	31	6.28	6.08	48	25-Sep-08	31	10.95	10.60
13	25-Oct-05	30	6.28	6.28	49	25-Oct-08	30	10.95	10.95
14	25-Nov-05	31	6.28	6.08	50	25-Nov-08	31	10.96	10.60
15	25-Dec-05	30	6.28	6.28	51	25-Dec-08	30	10.96	10.96
16	25-Jan-06	31	6.28	6.08	52	25-Jan-09	31	10.96	10.60
17	25-Feb-06	31	6.28	6.08	53	25-Feb-09	31	10.99	10.63
18	25-Mar-06	28	6.28	6.73	54	25-Mar-09	28	11.00	11.78
19	25-Apr-06	31	6.28	6.08	55	25-Apr-09	31	11.00	10.64
20	25-May-06	30	6.30	6.30	56	25-May-09	30	11.00	11.00
21	25-Jun-06	31	6.46	6.25	57	25-Jun-09	31	11.04	10.68
22	25-Jul-06	30	6.84	6.84	58	25-Jul-09	30	11.12	11.12
23	25-Aug-06	31	8.26	8.00	59	25-Aug-09	31	11.63	11.25
24	25-Sep-06	31	8.58	8.31	60	25-Sep-09	31	11.66	11.28
25	25-Oct-06	30	8.58	8.58	61	25-Oct-09	30	11.66	11.66
26	25-Nov-06	31	8.59	8.31	62	25-Nov-09	31	11.66	11.28
27	25-Dec-06	30	8.64	8.64	63	25-Dec-09	30	11.66	11.66
28	25-Jan-07	31	8.76	8.47	64	25-Jan-10	31	11.66	11.28
29	25-Feb-07	31	9.11	8.82	65	25-Feb-10	31	11.66	11.28
30	25-Mar-07	28	9.15	9.80	66	25-Mar-10	28	11.66	12.49
31	25-Apr-07	31	9.15	8.85	67	25-Apr-10	31	11.66	11.28
32	25-May-07	30	9.22	9.22	68	25-May-10	30	11.66	11.66
33	25-Jun-07	31	9.34	9.04	69	25-Jun-10	31	11.66	11.28
34	25-Jul-07	30	9.55	9.55	70	25-Jul-10	30	11.66	11.66
35	25-Aug-07	31	10.28	9.95	71	25-Aug-10	31	11.66	11.28
36	25-Sep-07	31	10.43	10.09	72	25-Sep-10	31	11.66	11.28***

*Assumes each underlying collateral index remains constant at 20.00% beginning in period two and pricing speed of 25.00% CPR.

**Adjusted to an Actual/360 basis assuming payments are made on the dates indicated.

*** Net Funds Cap (Act/360) for the remaining periods is greater than or equal to 11.28%.

NET FUNDS CAP *

Group III Net Funds Cap (applicable to the Group III Certificates)

Period	Distribution Date	Day Count	Net Funds Cap 30/360 (%)	Net Funds Cap Act/360** (%)	Period	Distribution Date	Day Count	Net Funds Cap 30/360 (%)	Net Funds Cap Act/360** (%)
1	25-Oct-04	25	6.25	7.50	37	25-Oct-07	30	9.93	9.93
2	25-Nov-04	31	6.25	6.05	38	25-Nov-07	31	9.95	9.63
3	25-Dec-04	30	6.25	6.25	39	25-Dec-07	30	9.95	9.95
4	25-Jan-05	31	6.25	6.05	40	25-Jan-08	31	10.00	9.68
5	25-Feb-05	31	6.25	6.05	41	25-Feb-08	31	10.13	9.80
6	25-Mar-05	28	6.25	6.69	42	25-Mar-08	29	10.15	10.50
7	25-Apr-05	31	6.25	6.05	43	25-Apr-08	31	10.16	9.83
8	25-May-05	30	6.25	6.25	44	25-May-08	30	10.17	10.17
9	25-Jun-05	31	6.25	6.05	45	25-Jun-08	31	10.17	9.84
10	25-Jul-05	30	6.25	6.25	46	25-Jul-08	30	10.21	10.21
11	25-Aug-05	31	6.26	6.05	47	25-Aug-08	31	10.27	9.93
12	25-Sep-05	31	6.26	6.06	48	25-Sep-08	31	10.28	9.95
13	25-Oct-05	30	6.26	6.26	49	25-Oct-08	30	10.28	10.28
14	25-Nov-05	31	6.26	6.06	50	25-Nov-08	31	10.28	9.95
15	25-Dec-05	30	6.26	6.26	51	25-Dec-08	30	10.28	10.28
16	25-Jan-06	31	6.26	6.06	52	25-Jan-09	31	10.29	9.96
17	25-Feb-06	31	6.26	6.06	53	25-Feb-09	31	10.30	9.97
18	25-Mar-06	28	6.26	6.70	54	25-Mar-09	28	10.31	11.04
19	25-Apr-06	31	6.26	6.06	55	25-Apr-09	31	10.31	9.97
20	25-May-06	30	6.27	6.27	56	25-May-09	30	10.31	10.31
21	25-Jun-06	31	6.37	6.16	57	25-Jun-09	31	10.36	10.02
22	25-Jul-06	30	6.80	6.80	58	25-Jul-09	30	10.70	10.70
23	25-Aug-06	31	8.09	7.83	59	25-Aug-09	31	11.37	11.00
24	25-Sep-06	31	8.46	8.18	60	25-Sep-09	31	11.43	11.06
25	25-Oct-06	30	8.46	8.46	61	25-Oct-09	30	11.43	11.43
26	25-Nov-06	31	8.46	8.19	62	25-Nov-09	31	11.43	11.06
27	25-Dec-06	30	8.49	8.49	63	25-Dec-09	30	11.43	11.43
28	25-Jan-07	31	8.61	8.33	64	25-Jan-10	31	11.43	11.06
29	25-Feb-07	31	8.92	8.64	65	25-Feb-10	31	11.44	11.07
30	25-Mar-07	28	8.97	9.61	66	25-Mar-10	28	11.44	12.25
31	25-Apr-07	31	8.97	8.68	67	25-Apr-10	31	11.44	11.07
32	25-May-07	30	9.01	9.01	68	25-May-10	30	11.44	11.44
33	25-Jun-07	31	9.04	8.75	69	25-Jun-10	31	11.44	11.07
34	25-Jul-07	30	9.28	9.28	70	25-Jul-10	30	11.44	11.44
35	25-Aug-07	31	9.82	9.50	71	25-Aug-10	31	11.44	11.07
36	25-Sep-07	31	9.93	9.61	72	25-Sep-10	31	11.44	11.07***

*Assumes each underlying collateral index remains constant at 20.00% beginning in period two and pricing speed of 25.00% CPR.

**Adjusted to an Actual/360 basis assuming payments are made on the dates indicated.

*** Net Funds Cap (Act/360) for the remaining periods is greater than or equal to 11.07%.

NET FUNDS CAP *

Subordinate Net Funds Cap (applicable to the Subordinate Certificates)

Period	Distribution Date	Day Count	Net Funds Cap 30/360 (%)	Net Funds Cap Act/360** (%)	Period	Distribution Date	Day Count	Net Funds Cap 30/360 (%)	Net Funds Cap Act/360** (%)
1	25-Oct-04	25	6.00	7.20	37	25-Oct-07	30	10.36	10.36
2	25-Nov-04	31	6.01	5.82	38	25-Nov-07	31	10.37	10.04
3	25-Dec-04	30	6.03	6.03	39	25-Dec-07	30	10.38	10.38
4	25-Jan-05	31	6.12	5.93	40	25-Jan-08	31	10.42	10.08
5	25-Feb-05	31	6.84	6.62	41	25-Feb-08	31	10.55	10.21
6	25-Mar-05	28	7.03	7.53	42	25-Mar-08	29	10.57	10.93
7	25-Apr-05	31	7.03	6.80	43	25-Apr-08	31	10.57	10.23
8	25-May-05	30	7.03	7.03	44	25-May-08	30	10.58	10.58
9	25-Jun-05	31	7.04	6.81	45	25-Jun-08	31	10.59	10.25
10	25-Jul-05	30	7.06	7.06	46	25-Jul-08	30	10.62	10.62
11	25-Aug-05	31	7.15	6.91	47	25-Aug-08	31	10.67	10.32
12	25-Sep-05	31	7.16	6.93	48	25-Sep-08	31	10.68	10.34
13	25-Oct-05	30	7.16	7.16	49	25-Oct-08	30	10.68	10.68
14	25-Nov-05	31	7.16	6.93	50	25-Nov-08	31	10.68	10.34
15	25-Dec-05	30	7.16	7.16	51	25-Dec-08	30	10.68	10.68
16	25-Jan-06	31	7.17	6.94	52	25-Jan-09	31	10.69	10.34
17	25-Feb-06	31	7.18	6.95	53	25-Feb-09	31	10.70	10.36
18	25-Mar-06	28	7.19	7.70	54	25-Mar-09	28	10.71	11.47
19	25-Apr-06	31	7.20	6.97	55	25-Apr-09	31	10.71	10.36
20	25-May-06	30	7.21	7.21	56	25-May-09	30	10.71	10.71
21	25-Jun-06	31	7.31	7.07	57	25-Jun-09	31	10.75	10.40
22	25-Jul-06	30	7.65	7.65	58	25-Jul-09	30	10.97	10.97
23	25-Aug-06	31	8.74	8.46	59	25-Aug-09	31	11.48	11.11
24	25-Sep-06	31	9.04	8.75	60	25-Sep-09	31	11.53	11.16
25	25-Oct-06	30	9.04	9.04	61	25-Oct-09	30	11.53	11.53
26	25-Nov-06	31	9.05	8.75	62	25-Nov-09	31	11.53	11.16
27	25-Dec-06	30	9.08	9.08	63	25-Dec-09	30	11.53	11.53
28	25-Jan-07	31	9.17	8.88	64	25-Jan-10	31	11.53	11.16
29	25-Feb-07	31	9.45	9.14	65	25-Feb-10	31	11.53	11.16
30	25-Mar-07	28	9.48	10.16	66	25-Mar-10	28	11.53	12.35
31	25-Apr-07	31	9.49	9.18	67	25-Apr-10	31	11.53	11.16
32	25-May-07	30	9.53	9.53	68	25-May-10	30	11.53	11.53
33	25-Jun-07	31	9.58	9.27	69	25-Jun-10	31	11.53	11.16
34	25-Jul-07	30	9.76	9.76	70	25-Jul-10	30	11.53	11.53
35	25-Aug-07	31	10.25	9.92	71	25-Aug-10	31	11.53	11.16
36	25-Sep-07	31	10.36	10.02	72	25-Sep-10	31	11.53	11.16***

*Assumes each underlying collateral index remains constant at 20.00% beginning in period two and pricing speeds of 20.00% CPR for Group I and 25.00% CPR for Groups II and III.

**Adjusted to an Actual/360 basis assuming payments are made on the dates indicated.

*** Net Funds Cap (Act/360) for the remaining periods is greater than or equal to 11.11%.

COLLATERAL DETAILS – GROUPS I, II & III

Mortgage Programs

GROUP I

Program	Percentage by Aggregate Cut-off Date Principal Balances		Cut-off Date Principal Balance	Current Mortgage Rate	Months to Next Rate Adjustment Date	Gross Margin	First Periodic Rate Cap	Subsequent Periodic Rate Cap	Lifetime Rate Cap
6 MO LIBOR*...	93.25%	$	69,044,275.09	5.055%	4	3.338%	5.619%	5.457%	6.864%
1/6 LIBOR........	2.07%	$	1,533,330.00	3.878%	10	2.572%	6.000%	6.000%	8.122%
2/6 LIBOR........	4.68%	$	3,468,081.06	7.231%	17	4.481%	3.000%	1.000%	5.368%
Total:..............	100.00%	$	74,045,686.15	5.132%	5	3.376%	5.439%	5.147%	6.820%

*Non-zero Weighted Average

GROUP II

Program	Percentage by Aggregate Cut-off Date Principal Balances		Cut-off Date Principal Balance	Current Mortgage Rate	Months to Next Rate Adjustment Date	Gross Margin	First Periodic Rate Cap	Subsequent Periodic Rate Cap	Lifetime Rate Cap
2/6 LIBOR........	67.12%	$	58,451,867.86	6.686%	22	3.631%	3.430%	1.011%	5.399%
3/1 LIBOR........	1.25%	$	1,087,600.00	5.461%	35	2.250%	2.000%	2.000%	6.000%
3/6 LIBOR........	18.95%	$	16,500,936.85	5.790%	33	2.885%	3.734%	1.287%	5.480%
5/6 LIBOR........	12.68%	$	11,040,904.47	6.910%	58	3.241%	5.036%	1.036%	5.036%
Total:..............	100.00%	$	87,081,309.18	6.530%	29	3.423%	3.673%	1.079%	5.376%

*Non-zero Weighted Average

GROUP III

Program	Percentage by Aggregate Cut-off Date Principal Balances		Cut-off Date Principal Balance	Current Mortgage Rate	Months to Next Rate Adjustment Date	Gross Margin	First Periodic Rate Cap	Subsequent Periodic Rate Cap	Lifetime Rate Cap
1/1 LIBOR........	0.54%	$	1,308,100.00	5.016%	10	2.979%	2.000%	2.000%	6.000%
2/1 LIBOR........	0.10%	$	236,000.00	6.500%	21	3.250%	5.000%	2.000%	5.000%
2/6 LIBOR........	62.72%	$	152,706,862.29	6.578%	22	3.510%	3.486%	1.008%	5.244%
3/1 LIBOR........	0.10%	$	245,792.42	4.250%	31	2.250%	2.000%	2.000%	5.000%
3/6 LIBOR.......	13.80%	$	33,602,087.67	5.838%	33	2.767%	3.272%	1.049%	5.195%
5/1 LIBOR........	0.10%	$	247,665.39	6.413%	57	2.640%	5.000%	2.000%	5.000%
5/6 LIBOR........	22.65%	$	55,137,336.71	6.720%	58	3.152%	4.990%	1.031%	5.049%
Total:..............	100%		243,483,844.48	6.497%	32	3.321%	3.790%	1.027%	5.196%

*Non-zero Weighted Average

GROUPS I-III

Program	Percentage by Aggregate Cut-off Date Principal Balances		Cut-off Date Principal Balance	Current Mortgage Rate	Months to Next Rate Adjustment Date	Gross Margin	First Periodic Rate Cap	Subsequent Periodic Rate Cap	Lifetime Rate Cap
6 MO LIBOR*...	17.06%	$	69,044,275.09	5.055%	4	3.338%	5.619%	5.457%	6.864%
1/1 LIBOR.........	0.32%	$	1,308,100.00	5.016%	10	2.979%	2.000%	2.000%	6.000%
1/6 LIBOR.........	0.38%	$	1,533,330.00	3.878%	10	2.572%	6.000%	6.000%	8.122%
2/1 LIBOR.........	0.06%	$	236,000.00	6.500%	21	3.250%	5.000%	2.000%	5.000%
2/6 LIBOR.........	53.05%	$	214,626,811.21	6.618%	22	3.558%	3.463%	1.009%	5.288%
3/1 LIBOR.........	0.33%	$	1,333,392.42	5.238%	34	2.250%	2.000%	2.000%	5.816%
3/6 LIBOR.........	12.38%	$	50,103,024.52	5.822%	33	2.806%	3.424%	1.127%	5.289%
5/1 LIBOR.........	0.06%	$	247,665.39	6.413%	57	2.640%	5.000%	2.000%	5.000%
5/6 LIBOR........	16.36%	$	66,178,241.18	6.752%	58	3.167%	4.998%	1.032%	5.047%
Total:..............	100%	$	404,610,839.81	6.254%	26	3.353%	3.969%	1.553%	5.532%

*Non-zero Weighted Average

Current Mortgage Rates

Range of Current Mortgage Rates (%)	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
2.251 - 2.500....................	0.49	0.00	0.00	0.09
2.501 - 2.750....................	1.11	0.00	0.00	0.20
2.751 - 3.000....................	2.26	0.00	0.00	0.41
3.001 - 3.250....................	2.32	0.00	0.00	0.43
3.251 - 3.500....................	3.26	0.52	0.00	0.71
3.501 - 3.750....................	2.89	0.00	0.11	0.59
3.751 - 4.000....................	4.42	0.00	0.68	1.22
4.001 - 4.250....................	3.14	1.58	0.81	1.40
4.251 - 4.500....................	5.76	1.58	0.49	1.69
4.501 - 4.750....................	9.10	1.45	0.82	2.47
4.751 - 5.000....................	9.57	2.21	1.25	2.98
5.001 - 5.250....................	4.41	3.49	3.03	3.38
5.251 - 5.500....................	15.11	5.20	5.63	7.27
5.501 - 5.750....................	9.01	2.99	6.34	6.11
5.751 - 6.000....................	14.33	11.74	11.26	11.93
6.001 - 6.250....................	5.66	9.75	10.40	9.39
6.251 - 6.500....................	2.91	14.80	14.45	12.41
6.501 - 6.750....................	0.36	9.54	10.90	8.68
6.751 - 7.000....................	1.36	7.02	8.91	7.12
7.001 - 7.250....................	0.00	2.78	6.83	4.71
7.251 - 7.500....................	0.46	10.55	6.35	6.17
7.501 - 7.750....................	0.57	6.48	5.90	5.05
7.751 - 8.000....................	1.48	2.82	3.63	3.06
8.001 - 8.250....................	0.00	1.76	1.26	1.14
8.251 - 8.500....................	0.00	2.45	0.34	0.73
8.501 - 8.750....................	0.00	0.31	0.27	0.23
8.751 - 9.000....................	0.00	0.00	0.05	0.03
9.001 - 9.250....................	0.00	0.00	0.17	0.10
9.251 - 9.500....................	0.00	0.48	0.00	0.10
9.751 - 10.000....................	0.00	0.28	0.13	0.14
10.251 - 10.500................	0.00	0.20	0.00	0.04
Total:...........................	100.00	100.00	100.00	100.00

Minimum: 2.500

Maximum: 10.310

Weighted Average: 6.254

Current Net Mortgage Rates

Range of Current Net Mortgage Rates (%)	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
2.001 - 2.250	0.49	0.00	0.00	0.09
2.251 - 2.500	1.11	0.00	0.00	0.20
2.501 - 2.750	2.26	0.00	0.00	0.41
2.751 - 3.000	2.32	0.00	0.00	0.43
3.001 - 3.250	3.26	0.52	0.00	0.71
3.251 - 3.500	2.89	0.00	0.11	0.59
3.501 - 3.750	4.42	0.00	0.68	1.22
3.751 - 4.000	3.14	1.58	0.81	1.40
4.001 - 4.250	5.76	1.58	0.49	1.69
4.251 - 4.500	9.10	1.45	0.82	2.47
4.501 - 4.750	9.57	2.21	1.25	2.98
4.751 - 5.000	4.41	3.49	3.03	3.38
5.001 - 5.250	15.11	5.20	5.63	7.27
5.251 - 5.500	9.01	2.99	6.34	6.11
5.501 - 5.750	14.33	11.74	11.26	11.93
5.751 - 6.000	5.66	9.75	10.40	9.39
6.001 - 6.250	2.91	14.80	14.45	12.41
6.251 - 6.500	0.36	9.54	10.90	8.68
6.501 - 6.750	1.36	7.02	8.91	7.12
6.751 - 7.000	0.00	2.78	6.83	4.71
7.001 - 7.250	0.46	10.55	6.35	6.17
7.251 - 7.500	0.57	6.48	5.90	5.05
7.501 - 7.750	1.48	2.82	3.63	3.06
7.751 - 8.000	0.00	1.76	1.26	1.14
8.001 - 8.250	0.00	2.45	0.34	0.73
8.251 - 8.500	0.00	0.31	0.27	0.23
8.501 - 8.750	0.00	0.00	0.05	0.03
8.751 - 9.000	0.00	0.00	0.17	0.10
9.001 - 9.250	0.00	0.48	0.00	0.10
9.501 - 9.750	0.00	0.28	0.13	0.14
10.001 - 10.250	0.00	0.20	0.00	0.04
Total:	100.00	100.00	100.00	100.00

Minimum: 2.250

Maximum: 10.060

Weighted Average: 6.004

Principal Balances at Origination

Range of Principal Balnace at Origination ($)	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
25,000.01 - 50,000.00.........	0.07	0.06	0.15	0.11
50,000.01 - 75,000.00.........	0.64	0.70	1.60	1.23
75,000.01 - 100,000.00.......	1.91	0.94	3.76	2.82
100,000.01 - 125,000.00......	5.16	0.39	8.04	5.87
125,000.01 - 150,000.00......	7.52	2.08	9.18	7.35
150,000.01 - 175,000.00......	6.04	2.22	8.20	6.52
175,000.01 - 200,000.00......	7.34	1.27	9.53	7.35
200,000.01 - 225,000.00......	4.92	0.98	10.04	7.15
225,000.01 - 250,000.00......	4.85	1.61	10.58	7.60
250,000.01 - 275,000.00......	7.10	1.22	8.74	6.82
275,000.01 - 350,000.00......	19.46	7.27	23.34	19.17
350,000.01 - 450,000.00......	13.82	27.35	5.27	11.59
450,000.01 - 550,000.00......	8.81	15.94	1.33	5.84
550,000.01 - 650,000.00......	7.39	16.65	0.24	5.08
650,000.01 - 750,000.00......	2.88	3.20	0.00	1.22
750,000.01 - 850,000.00......	2.10	6.33	0.00	1.75
850,000.01 - 950,000.00......	0.00	1.01	0.00	0.22
950,000.01 or greater..........	0.00	10.77	0.00	2.32
Total:..........................	100.00	100.00	100.00	100.00

Minimum: 33,600.00

Maximum: 1,430,000.00

Avg: 223,231.18

Cut-off Date Principal Balances

Range of Cut-off Date Principal Balances (%)	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
25,000.01 - 50,000.00.........	0.07	0.06	0.15	0.11
50,000.01 - 75,000.00.........	0.64	0.70	1.60	1.23
75,000.01 - 100,000.00.......	1.91	0.94	3.76	2.82
100,000.01 - 125,000.00......	5.16	0.54	8.04	5.90
125,000.01 - 150,000.00......	7.52	1.94	9.24	7.35
150,000.01 - 175,000.00......	6.04	2.43	8.14	6.53
175,000.01 - 200,000.00......	7.34	1.07	9.53	7.31
200,000.01 - 225,000.00......	4.92	0.98	10.12	7.20
225,000.01 - 250,000.00......	4.85	1.61	10.58	7.60
250,000.01 - 275,000.00......	7.10	1.22	8.88	6.90
275,000.01 - 350,000.00......	19.85	7.27	23.11	19.11
350,000.01 - 450,000.00......	13.43	27.35	5.27	11.52
450,000.01 - 550,000.00......	8.81	15.94	1.33	5.84
550,000.01 - 650,000.00......	7.39	16.65	0.24	5.08
650,000.01 - 750,000.00......	2.88	3.20	0.00	1.22
750,000.01 - 850,000.00......	2.10	6.33	0.00	1.75
850,000.01 - 950,000.00......	0.00	1.01	0.00	0.22
950,000.01 or greater..........	0.00	10.77	0.00	2.32
Total:...........................	**100.00**	**100.00**	**100.00**	**100.00**

Minimum: 33,600.00

Maximum: 1,430,000.00

Avg: 223,048.97

Original Terms

Range of Original Terms (months)	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
360..................................	100.00	100.00	100.00	100.00
Total:..............................	**100.00**	**100.00**	**100.00**	**100.00**

Minimum: 360

Maximum: 360

Weighted Average: 360

Stated Remaining Terms

Range of Stated Remaining Terms (months)	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
300 – 360.........................	100.00	100.00	100.00	100.00
Total:...........................	100.00	100.00	100.00	100.00

Minimum: 350
Maximum: 359
Weighted Average: 358

Months Since Origination

Months Since Origination	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
1......................................	19.08	10.61	11.54	12.72
2......................................	65.59	61.48	57.68	59.95
3......................................	8.79	16.96	24.36	19.92
4-6....................................	4.16	10.75	6.08	6.73
7-9....................................	2.38	0.20	0.27	0.64
10-12................................	0.00	0.00	0.06	0.04
Total:.............................	100.00	100.00	100.00	100.00

Minimum.: 1
Maximum.: 10
Wtd. Avg.: 2

Original Interest Only Term

Original Interest Only Term (months)	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
0....................................	26.51	40.74	47.62	42.28
6....................................	1.48	0.00	0.00	0.27
24..................................	1.25	23.67	14.65	14.14
36..................................	1.73	9.66	5.69	5.82
60..................................	0.00	8.35	8.49	6.90
120................................	69.03	17.58	23.56	30.59
Total:............................	100.00	100.00	100.00	100.00

Prepay Penalty Original Terms

Prepay Penalty Original Term (months)	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
0	35.09	59.55	58.84	54.64
6	21.81	7.87	3.48	7.78
12	10.33	2.10	3.68	4.56
24	7.84	24.24	18.39	17.72
36	23.21	6.24	15.06	14.65
60	1.73	0.00	0.55	0.64
Total:	100.00	100.00	100.00	100.00

Credit Scores

Range of Credit Scores	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
No Score	0.00	0.52	0.17	0.21
581 – 600	0.00	0.31	0.20	0.19
601 – 620	0.80	6.71	9.46	7.29
621 – 640	5.98	12.03	7.93	8.45
641 – 660	18.71	16.85	12.70	14.69
661 – 680	15.30	15.11	14.82	14.97
681 – 700	17.42	13.84	16.46	16.07
701 – 720	13.92	12.99	12.10	12.63
721 – 740	10.58	8.68	11.00	10.43
741 – 760	10.07	7.65	7.61	8.07
761 – 780	4.50	3.33	5.12	4.62
781 – 800	2.35	0.68	1.92	1.73
801 – 820	0.37	1.29	0.49	0.64
821 – 840	0.00	0.00	0.02	0.01
Total:	100.00	100.00	100.00	100.00

Minimum: 589

Maximum: 823

Non-zero Weighted Average: 689

Original Loan-to-Value Ratios

Range of Original LTV (%)	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
Less than or equal to 50.000..	1.33	1.27	1.32	1.31
50.001 - 55.000.................	0.28	1.97	0.59	0.83
55.001 - 60.000.................	1.60	3.40	0.45	1.30
60.001 - 65.000.................	1.36	4.70	0.98	1.85
65.001 - 70.000.................	5.09	11.06	8.75	8.58
70.001 - 75.000.................	6.80	8.51	5.20	6.20
75.001 - 80.000.................	71.38	50.01	73.00	67.76
80.001 - 85.000.................	1.80	1.67	1.72	1.73
85.001 - 90.000.................	4.70	5.59	3.78	4.34
90.001 - 95.000.................	5.67	9.85	4.07	5.61
95.001 - 100.000...............	0.00	1.97	0.14	0.51
Total:..........................	**100.00**	**100.00**	**100.00**	**100.00**

Minimum: 12.700

Maximum: 100.000

Weighted Average: 78.691

Documentation Type

Documentation Type	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
Full (I-A).........................	26.34	11.84	22.35	20.82
Reduced with VOA (A-SI)....	27.01	31.76	23.50	25.92
Reduced with VOI (I-SA)....	0.00	0.00	0.11	0.07
No Ratio (A-NI)................	29.14	27.96	23.70	25.61
None (NI-NA)..................	8.46	17.12	17.03	15.48
Stated/Stated (S-S)............	9.05	11.31	13.31	12.10
Total:..........................	**100.00**	**100.00**	**100.00**	**100.00**

Loan Purpose

Loan Purpose	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
Purchase............................	73.73	68.43	79.63	76.14
Rate/Term Refi...................	11.02	11.37	9.75	10.33
Cash Out/ Equity Refi...........	15.25	20.20	10.62	13.53
Total:.............................	100.00	100.00	100.00	100.00

Occupancy Status

Occupancy Status	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
Owner-Occupied................	82.84	79.61	70.40	74.66
Second Home....................	2.64	7.00	2.33	3.39
Investor...........................	14.52	13.39	27.27	21.95
Total:.............................	100.00	100.00	100.00	100.00

Property Type

Property Type	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
Single Family Residence.......	64.38	67.52	50.41	56.65
2-Family............................	4.12	7.11	10.48	8.59
3-Family............................	1.31	3.70	11.60	8.02
4-Family............................	2.01	1.54	4.48	3.40
Townhouse........................	0.00	0.00	2.59	1.56
PUD.................................	21.88	12.61	13.79	15.01
Condo...............................	6.30	7.52	6.37	6.60
Co-op...............................	0.00	0.00	0.28	0.17
Total:.............................	100.00	100.00	100.00	100.00

Geographic Distribution

Geographic Distribution	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
California.........................	41.49	15.98	15.06	20.09
Massachusetts...................	1.54	14.18	18.96	14.74
Virginia..........................	4.75	9.35	9.01	8.31
New York........................	2.40	17.07	4.95	7.09
New Jersey......................	1.46	10.42	7.04	6.75
Georgia..........................	9.47	4.02	6.82	6.70
Florida...........................	6.05	9.81	5.41	6.47
Maryland........................	1.33	4.68	5.93	4.82
Colorado.........................	5.23	3.14	2.43	3.10
Ohio..............................	6.98	0.00	1.06	1.91
Other..............................	19.29	11.34	23.34	20.01
Total:.............................	100.00	100.00	100.00	100.00

Months to Next Rate Adjustment Date

Months to Next Rate Adjustment Date	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
1	0.81	0.00	0.00	0.15
2	1.05	0.00	0.00	0.19
3 - 5	91.39	0.00	0.00	16.72
10 - 12	2.07	0.00	0.54	0.70
13 - 23...........................	4.68	67.12	62.81	53.10
24 - 35	0.00	20.20	13.90	12.71
36 - 59	0.00	12.68	22.75	16.42
Total:.............................	100.00	100.00	100.00	100.00

Minimum: 1

Maximum: 59

Weighted Average: 26

First Periodic Rate Caps

Range of First Periodic Rate Caps (%)	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
No Caps............................	36.29	0.00	0.00	6.64
0.751 - 1.000.....................	4.34	0.00	0.18	0.90
1.751 - 2.000.....................	0.00	3.03	0.87	1.18
2.751 - 3.000.....................	4.68	67.50	62.86	53.22
4.751 - 5.000.....................	0.00	18.04	27.99	20.73
5.751 - 6.000.....................	54.69	11.43	8.09	17.34
Total:..............................	100.00	100.00	100.00	100.00

Minimum: 1.000

Maximum: 6.000

Non-zero Weighted Average: 3.969

Subsequent Periodic Rate Caps

Range of Subsequent Periodic Rate Caps (%)	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
No Caps............................	36.29	0.00	0.00	6.64
0.751 - 1.000.....................	10.87	92.13	97.53	80.51
1.751 - 2.000.....................	0.00	7.87	2.41	3.14
5.751 - 6.000.....................	52.84	0.00	0.06	9.71
Total:..............................	100.00	100.00	100.00	100.00

Minimum: 1.000

Maximum: 6.000

Non-zero Weighted Average: 1.553

Lifetime Rate Caps

Range of Lifetime Rate Caps (%)	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
2.001 - 2.250....................	0.00	0.00	0.07	0.04
4.751 - 5.000....................	2.96	63.31	80.09	62.36
5.251 - 5.500....................	1.39	0.00	0.00	0.25
5.501 - 5.750....................	4.06	0.00	0.00	0.74
5.751 - 6.000....................	13.22	35.78	19.84	22.06
6.001 - 6.250....................	16.44	0.00	0.00	3.01
6.251 - 6.500....................	12.10	0.00	0.00	2.21
6.501 - 6.750....................	7.22	0.00	0.00	1.32
6.751 - 7.000....................	4.83	0.91	0.00	1.08
7.001 - 7.250....................	10.85	0.00	0.00	1.99
7.251 - 7.500....................	7.29	0.00	0.00	1.33
7.501 - 7.750....................	3.19	0.00	0.00	0.58
7.751 - 8.000....................	4.50	0.00	0.00	0.82
8.001 - 8.250....................	3.49	0.00	0.00	0.64
8.251 - 8.500....................	2.29	0.00	0.00	0.42
8.501 - 8.750....................	2.43	0.00	0.00	0.44
8.751 - 9.000....................	2.13	0.00	0.00	0.39
9.001 - 9.250....................	0.63	0.00	0.00	0.12
9.251 - 9.500....................	0.97	0.00	0.00	0.18
Total:...........................	100.00	100.00	100.00	100.00

Minimum: 2.010

Maximum: 9.500

Weighted Average: 5.532

Gross Margin

Range of Gross Margins (%)	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
1.001 - 1.250......................	0.49	0.00	0.00	0.09
1.251 - 1.500......................	1.11	0.00	0.00	0.20
1.501 - 1.750......................	1.73	0.00	0.00	0.32
1.751 - 2.000......................	2.66	0.00	0.13	0.56
2.001 - 2.250......................	2.95	14.90	16.28	13.54
2.251 - 2.500......................	3.48	9.63	14.41	11.38
2.501 - 2.750......................	8.67	6.79	6.00	6.66
2.751 - 3.000......................	9.74	9.91	6.39	7.76
3.001 - 3.250......................	5.22	7.87	9.53	8.38
3.251 - 3.500......................	40.94	17.55	17.50	21.80
3.501 - 3.750......................	3.73	2.63	2.98	3.04
3.751 - 4.000......................	3.47	5.44	5.01	4.82
4.001 - 4.250......................	3.18	5.61	3.44	3.86
4.251 - 4.500......................	5.34	7.15	5.38	5.75
4.501 - 4.750......................	5.06	1.03	1.13	1.83
4.751 - 5.000......................	1.32	5.84	10.88	8.04
5.001 - 5.250......................	0.00	0.23	0.03	0.07
5.251 - 5.500......................	0.91	4.90	0.53	1.54
5.501 - 5.750......................	0.00	0.10	0.12	0.09
5.751 - 6.000......................	0.00	0.00	0.05	0.03
6.251 - 6.500......................	0.00	0.43	0.09	0.15
6.501 - 6.750......................	0.00	0.00	0.04	0.02
7.001 - 7.250......................	0.00	0.00	0.05	0.03
7.501 - 7.750......................	0.00	0.00	0.03	0.02
Total:..........................	**100.00**	**100.00**	**100.00**	**100.00**

Minimum: 1.250

Maximum: 7.625

Weighted Average: 3.353

Minimum Mortgage Rates

Range of Minimum Mortgage Rates (%)	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
1.001 - 1.250	0.49	0.00	0.00	0.09
1.251 - 1.500	1.11	0.00	0.00	0.20
1.501 - 1.750	1.73	0.00	0.00	0.32
1.751 - 2.000	2.66	0.00	0.22	0.62
2.001 - 2.250	2.95	14.02	15.69	13.00
2.251 - 2.500	3.48	9.63	14.11	11.20
2.501 - 2.750	8.67	5.68	5.64	6.20
2.751 - 3.000	9.74	10.85	6.96	8.31
3.001 - 3.250	5.22	7.87	9.45	8.33
3.251 - 3.500	40.94	18.14	17.96	22.20
3.501 - 3.750	3.73	2.63	3.20	3.18
3.751 - 4.000	3.47	5.90	5.01	4.92
4.001 - 4.250	3.18	5.61	3.44	3.86
4.251 - 4.500	5.34	7.15	5.38	5.75
4.501 - 4.750	5.06	1.03	1.03	1.77
4.751 - 5.000	1.32	5.84	10.14	7.60
5.001 - 5.250	0.00	0.23	0.03	0.07
5.251 - 5.500	0.91	4.90	0.53	1.54
5.501 - 5.750	0.00	0.10	0.12	0.09
5.751 - 6.000	0.00	0.00	0.05	0.03
6.001 - 6.250	0.00	0.00	0.13	0.08
6.251 - 6.500	0.00	0.43	0.09	0.15
6.501 - 6.750	0.00	0.00	0.06	0.04
6.751 - 7.000	0.00	0.00	0.06	0.03
7.001 - 7.250	0.00	0.00	0.21	0.13
7.251 - 7.500	0.00	0.00	0.21	0.12
7.501 - 7.750	0.00	0.00	0.29	0.17
Total:	100.00	100.00	100.00	100.00

Minimum: 1.250

Maximum: 7.750

Weighted Average: 3.374

Maximum Mortgage Rates

Range of Maximum Mortgage Rates (%)	Group I (%) Percentage by Aggregate Cut-off Date Principal Balances	Group II (%) Percentage by Aggregate Cut-off Date Principal Balances	Group III (%) Percentage by Aggregate Cut-off Date Principal Balances	Groups I-III (%) Percentage by Aggregate Cut-off Date Principal Balances
8.251 - 8.500......................	0.00	0.52	0.00	0.11
8.501 - 8.750......................	0.00	0.00	0.11	0.06
8.751 - 9.000......................	0.80	0.00	0.53	0.46
9.001 - 9.250......................	0.00	1.05	0.45	0.50
9.251 - 9.500......................	0.35	0.09	0.49	0.38
9.501 - 9.750......................	0.00	0.54	0.57	0.46
9.751 - 10.000..................	0.00	1.46	1.08	0.97
10.001 - 10.250................	0.57	2.60	2.96	2.44
10.251 - 10.500................	0.62	3.99	5.04	4.01
10.501 - 10.750................	0.98	3.23	5.50	4.18
10.751 - 11.000................	0.63	10.35	9.55	8.09
11.001 - 11.250................	0.07	7.43	9.06	7.06
11.251 - 11.500................	2.10	12.90	11.90	10.32
11.501 - 11.750................	0.15	6.24	9.61	7.15
11.751 - 12.000................	89.88	8.08	9.05	23.63
12.001 - 12.250................	0.00	5.03	7.41	5.54
12.251 - 12.500................	0.37	10.99	7.99	7.24
12.501 - 12.750................	0.42	7.85	6.90	5.91
12.751 - 13.000................	2.16	2.80	4.74	3.85
13.001 - 13.250................	0.00	2.12	2.21	1.78
13.251 - 13.500................	0.46	4.33	1.62	1.99
13.501 - 13.750................	0.15	2.62	1.65	1.58
13.751 - 14.000................	0.29	1.09	0.91	0.83
14.001 - 14.250................	0.00	1.14	0.41	0.49
14.251 - 14.500................	0.00	2.22	0.21	0.60
14.501 - 14.750................	0.00	0.31	0.00	0.07
14.751 - 15.000................	0.00	0.28	0.06	0.10
15.251 - 15.500................	0.00	0.73	0.00	0.16
Total:.............................	100.00	100.00	100.00	100.00

Minimum: 8.500

Maximum: 15.500

Weighted Average: 11.786

Contacts

ARMs DESK

Contact	Phone	Fax	Email
Brett Marvin *Managing Director*	212-667-1888	646-587-1888	bmarvin@us.nomura.com
Brian Murphy *Vice President*	212-667-1888	646-587-8960	brmurphy@us.nomura.com

STRUCTURING

Contact	Phone	Fax	Email
Hong Zhang *Assistant Vice President*	212-667-9118	646-587-9118	hozhang@us.nomura.com

COLLATERAL

Contact	Phone	Fax	Email
John Lo *Assistant Vice President*	212-667-1398	646-587-1398	jlo@us.nomura.com

TRANSACTION MANAGEMENT

Contact	Phone	Fax	Email
Jeane Leschak *Vice President*	212-667-2316	646-587-9212	jleschak@us.nomura.com
Susan Becka *Assistant Vice President*	212-667-9701	646-587-9701	sbecka@us.nomura.com

Nomura Asset Acceptance Corporation,
Alternative Loan Trust, Series 2004-AR2
Issuer
Nomura Asset Acceptance Corporation,
Depositor
GMAC Mortgage Corporation
Servicer

References to the Mortgage Loans are calculated based on the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Characteristics of the Group III Interest Only Mortgage Loans

	Group III
Current Mortgage Rate*	6.341%
Current Net Mortgage Rate*	6.091%
Cut-off Date Mortgage Loan Principal Balance	$ 127,537,667.78
Cut-off Date Average Mortgage Loan Principal Balance	$ 190,354.73
Original Term (months)*	360
Months Since Origination*	2
Stated Remaining Term (months)*	358
Mortgage Loans with Interest Only Terms	100.00%
Mortgage Loans with Prepay Penalty Terms	43.58%
Credit Score**	692
Original Loan-to-Value Ratio*	78.88%
Original Loan-to-Value Ratio Over 80% Without MI*	0.00%
Documentation Type - Full / Alternative	26.59%
Loan Purpose - Purchase / Rate-Term	90.13%
Occupancy Type - Primary / Second Home	78.94%
Property Type - Single Family Residence / PUD	71.51%
California Concentration	11.61%
Months to Next Rate Adjustment*	32
First Periodic Rate Cap**	3.784%
Subsequent Periodic Rate Cap**	1.022%
Lifetime Rate Cap*	5.196%
Gross Margin*	3.154%
Minimum Mortgage Rate*	3.163%
Maximum Mortgage Rate*	11.537%

* Weighted Average
** Non Zero Weighted Average

NAA04-AR2 - Price/Discount Margin - III-A-3

Balance	CONTACT DESK	Delay	0
Coupon	2.11	Dated	9/29/2004
Settle	9/30/2004	First Payment	10/25/2004

RUN TO CALL

	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR
Price										
100.00000	46.0	46.0	46.0	46.0	46.0	46.0	46.0	46.0	46.0	46.0
WAL	4.85	4.06	3.64	3.30	2.86	2.63	2.32	1.91	1.60	1.14
Principal Window	Oct04 - Aug17	Oct04 - Aug15	Oct04 - Jul14	Oct04 - Aug13	Oct04 - Jun12	Oct04 - Nov11	Oct04 - Jan11	Oct04 - Dec09	Oct04 - Mar09	Oct04 - Jan08

LIBOR_1MO	1.650
LIBOR_6MO	1.990
LIBOR_1YR	2.300

PRELIMINARY

NAA 2004-AR2 I-A Price/Yield

Balance	$68,677,000.00	Delay	24
Coupon*	3.832	Dated	9/1/2004
Settle	9/30/2004	First Payment	10/25/2004

RUN TO CALL

* Pays group I collateral net WAC less [1.05%].

"Spread" indicates spread to six-month LIBOR as indicated below in the table.

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR	
102-30	3.340	3.210	3.119	3.026	2.878	2.778	2.615	2.319	1.992	1.189	Yield
102-30	135.0	122.0	112.9	103.6	88.8	78.8	62.5	32.9	0.2	-80.1	Spread
102-31	3.333	3.202	3.110	3.016	2.867	2.765	2.601	2.303	1.973	1.162	Yield
102-31	134.3	121.2	112.0	102.6	87.7	77.5	61.1	31.3	-1.7	-82.8	Spread
103-00	3.326	3.193	3.101	3.006	2.855	2.753	2.587	2.286	1.953	1.135	Yield
103-00	133.6	120.3	111.1	101.6	86.5	76.3	59.7	29.6	-3.7	-85.5	Spread
103-01	3.319	3.185	3.092	2.996	2.844	2.741	2.574	2.270	1.934	1.108	Yield
103-01	132.9	119.5	110.2	100.6	85.4	75.1	58.4	28.0	-5.6	-88.2	Spread
103-02	3.312	3.177	3.083	2.986	2.833	2.728	2.560	2.253	1.914	1.081	Yield
103-02	132.2	118.7	109.3	99.6	84.3	73.8	57.0	26.3	-7.6	-90.9	Spread
103-03	3.305	3.169	3.074	2.976	2.821	2.716	2.546	2.236	1.894	1.054	Yield
103-03	131.5	117.9	108.4	98.6	83.1	72.6	55.6	24.6	-9.6	-93.6	Spread
103-04	3.298	3.160	3.065	2.966	2.810	2.704	2.532	2.220	1.875	1.027	Yield
103-04	130.8	117.0	107.5	97.6	82.0	71.4	54.2	23.0	-11.5	-96.3	Spread
103-05	3.291	3.152	3.055	2.956	2.799	2.691	2.518	2.203	1.855	1.000	Yield
103-05	130.1	116.2	106.5	96.6	80.9	70.1	52.8	21.3	-13.5	-99.0	Spread
103-06	3.284	3.144	3.046	2.946	2.787	2.679	2.504	2.187	1.836	0.973	Yield
103-06	129.4	115.4	105.6	95.6	79.7	68.9	51.4	19.7	-15.4	-101.7	Spread
103-07	3.276	3.135	3.037	2.936	2.776	2.667	2.491	2.170	1.816	0.946	Yield
103-07	128.6	114.5	104.7	94.6	78.6	67.7	50.1	18.0	-17.4	-104.4	Spread
103-08	3.269	3.127	3.028	2.926	2.765	2.655	2.477	2.154	1.797	0.919	Yield
103-08	127.9	113.7	103.8	93.6	77.5	66.5	48.7	16.4	-19.3	-107.1	Spread
103-09	3.262	3.119	3.019	2.916	2.753	2.642	2.463	2.137	1.777	0.892	Yield
103-09	127.2	112.9	102.9	92.6	76.3	65.2	47.3	14.7	-21.3	-109.8	Spread
103-10	3.255	3.111	3.010	2.906	2.742	2.630	2.449	2.121	1.757	0.865	Yield
103-10	126.5	112.1	102.0	91.6	75.2	64.0	45.9	13.1	-23.3	-112.5	Spread
103-11	3.248	3.102	3.001	2.896	2.731	2.618	2.436	2.104	1.738	0.838	Yield
103-11	125.8	111.2	101.1	90.6	74.1	62.8	44.6	11.4	-25.2	-115.2	Spread
103-12	3.241	3.094	2.992	2.886	2.719	2.606	2.422	2.088	1.719	0.811	Yield
103-12	125.1	110.4	100.2	89.6	72.9	61.6	43.2	9.8	-27.1	-117.9	Spread
103-13	3.234	3.086	2.983	2.876	2.708	2.593	2.408	2.071	1.699	0.784	Yield
103-13	124.4	109.6	99.3	88.6	71.8	60.3	41.8	8.1	-29.1	-120.6	Spread
103-14	3.227	3.078	2.974	2.866	2.697	2.581	2.394	2.055	1.680	0.757	Yield
103-14	123.7	108.8	98.4	87.6	70.7	59.1	40.4	6.5	-31.0	-123.3	Spread
WAL	4.97	4.13	3.70	3.34	2.89	2.65	2.33	1.92	1.60	1.14	
Principal Window	Oct04 - Aug17	Oct04 - Aug15	Oct04 - Jul14	Oct04 - Aug13	Oct04 - Jun12	Oct04 - Nov11	Oct04 - Jan11	Oct04 - Dec09	Oct04 - Mar09	Oct04 - Jan08	

LIBOR_1MO	1.650
LIBOR_6MO	1.990
LIBOR_1YR	2.300

PRELIMINARY

NAA 2004-AR2 I-A Price/Yield

Balance	$68,677,000.00	Delay	24	WAC	6.254
Coupon*	3.832	Dated	9/1/2004	NET	6.004085
Settle	9/30/2004	First Payment	10/25/2004		

WAM 358
WALA 2

RUN TO CALL
* Pays group I collateral net WAC less [1.05%].

"Spread" indicates spread to six-month LIBOR as indicated below the table.

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR	
102-26	3.359	3.234	3.147	3.057	2.915	2.819	2.662	2.378	2.063	1.291	Yield
102-26	137.9	125.4	116.7	107.7	93.5	83.9	68.2	39.8	8.3	-68.9	Spread
102-27	3.352	3.226	3.138	3.047	2.904	2.806	2.648	2.361	2.044	1.264	Yield
102-27	137.2	124.6	115.8	106.7	92.4	82.6	66.8	38.1	6.4	-71.6	Spread
102-28	3.345	3.218	3.129	3.037	2.893	2.794	2.635	2.345	2.024	1.236	Yield
102-28	136.5	123.8	114.9	105.7	91.3	81.4	65.5	36.5	4.4	-74.4	Spread
102-29	3.338	3.209	3.120	3.027	2.881	2.782	2.621	2.328	2.004	1.209	Yield
102-29	135.8	122.9	114.0	104.7	90.1	80.2	64.1	34.8	2.4	-77.1	Spread
102-30	3.331	3.201	3.111	3.017	2.870	2.769	2.607	2.311	1.985	1.182	Yield
102-30	135.1	122.1	113.1	103.7	89.0	78.9	62.7	33.1	0.5	-79.8	Spread
102-31	3.324	3.193	3.101	3.007	2.858	2.757	2.593	2.295	1.965	1.155	Yield
102-31	134.4	121.3	112.1	102.7	87.8	77.7	61.3	31.5	-1.5	-82.5	Spread
103-00	3.317	3.185	3.092	2.997	2.847	2.745	2.579	2.278	1.945	1.128	Yield
103-00	133.7	120.5	111.2	101.7	86.7	76.5	59.9	29.8	-3.5	-85.2	Spread
103-01	3.310	3.176	3.083	2.987	2.836	2.732	2.565	2.262	1.926	1.101	Yield
103-01	133.0	119.6	110.3	100.7	85.6	75.2	58.5	28.2	-5.4	-87.9	Spread
103-02	3.303	3.168	3.074	2.977	2.824	2.720	2.551	2.245	1.906	1.074	Yield
103-02	132.3	118.8	109.4	99.7	84.4	74.0	57.1	26.5	-7.4	-90.6	Spread
103-03	3.296	3.160	3.065	2.967	2.813	2.708	2.538	2.228	1.887	1.047	Yield
103-03	131.6	118.0	108.5	98.7	83.3	72.8	55.8	24.8	-9.3	-93.3	Spread
103-04	3.289	3.151	3.056	2.957	2.801	2.695	2.524	2.212	1.867	1.020	Yield
103-04	130.9	117.1	107.6	97.7	82.1	71.5	54.4	23.2	-11.3	-96.0	Spread
103-05	3.282	3.143	3.047	2.947	2.790	2.683	2.510	2.195	1.848	0.993	Yield
103-05	130.2	116.3	106.7	96.7	81.0	70.3	53.0	21.5	-13.2	-98.7	Spread
103-06	3.275	3.135	3.038	2.937	2.779	2.671	2.496	2.179	1.828	0.966	Yield
103-06	129.5	115.5	105.8	95.7	79.9	69.1	51.6	19.9	-15.2	-101.4	Spread
103-07	3.267	3.127	3.028	2.927	2.767	2.658	2.482	2.162	1.808	0.939	Yield
103-07	128.7	114.7	104.8	94.7	78.7	67.8	50.2	18.2	-17.2	-104.1	Spread
103-08	3.260	3.118	3.019	2.917	2.756	2.646	2.469	2.146	1.789	0.912	Yield
103-08	128.0	113.8	103.9	93.7	77.6	66.6	48.9	16.6	-19.1	-106.8	Spread
103-09	3.253	3.110	3.010	2.907	2.745	2.634	2.455	2.129	1.769	0.885	Yield
103-09	127.3	113.0	103.0	92.7	76.5	65.4	47.5	14.9	-21.1	-109.5	Spread
103-10	3.246	3.102	3.001	2.897	2.733	2.622	2.441	2.113	1.750	0.858	Yield
103-10	126.6	112.2	102.1	91.7	75.3	64.2	46.1	13.3	-23.0	-112.2	Spread
103-11	3.239	3.094	2.992	2.887	2.722	2.609	2.427	2.096	1.730	0.831	Yield
103-11	125.9	111.4	101.2	90.7	74.2	62.9	44.7	11.6	-25.0	-114.9	Spread
103-12	3.232	3.085	2.983	2.877	2.711	2.597	2.414	2.080	1.711	0.804	Yield
103-12	125.2	110.5	100.3	89.7	73.1	61.7	43.4	10.0	-26.9	-117.6	Spread
103-13	3.225	3.077	2.974	2.867	2.699	2.585	2.400	2.063	1.691	0.777	Yield
103-13	124.5	109.7	99.4	88.7	71.9	60.5	42.0	8.3	-28.9	-120.3	Spread
103-14	3.218	3.069	2.965	2.858	2.688	2.573	2.386	2.047	1.672	0.751	Yield
103-14	123.8	108.9	98.5	87.8	70.8	59.3	40.6	6.7	-30.8	-122.9	Spread
103-15	3.211	3.061	2.956	2.848	2.677	2.560	2.372	2.030	1.653	0.724	Yield
103-15	123.1	108.1	97.6	86.8	69.7	58.0	39.2	5.0	-32.7	-125.6	Spread
103-16	3.204	3.052	2.947	2.838	2.666	2.548	2.359	2.014	1.633	0.697	Yield
103-16	122.4	107.2	96.7	85.8	68.6	56.8	37.9	3.4	-34.7	-128.3	Spread
103-17	3.197	3.044	2.938	2.828	2.654	2.536	2.345	1.998	1.614	0.670	Yield
103-17	121.7	106.4	95.8	84.8	67.4	55.6	36.5	1.8	-36.6	-131.0	Spread
103-18	3.190	3.036	2.929	2.818	2.643	2.524	2.331	1.981	1.594	0.643	Yield
103-18	121.0	105.6	94.9	83.8	66.3	54.4	35.1	0.1	-38.6	-133.7	Spread
WAL	4.97	4.13	3.70	3.34	2.89	2.65	2.33	1.92	1.60	1.14	
Principal Window	Oct04 - Aug17	Oct04 - Aug15	Oct04 - Jul14	Oct04 - Aug13	Oct04 - Jun12	Oct04 - Nov11	Oct04 - Jan11	Oct04 - Dec09	Oct04 - Mar09	Oct04 - Jan08	

LIBOR_1MO	1.625
LIBOR_6MO	1.980
LIBOR_1YR	2.311

PRELIMINARY